CONSOLIDATED FINANCIAL STATEMENTS
(in accordance with US GAAP)
FOR THE FISCAL YEARS ENDED April 30, 2006, April 30, 2007
and April 30, 2008
(Audited)

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
To the Board of Directors and Shareholders of Mitel Networks Corporation:
We have audited the accompanying consolidated balance sheets of Mitel Networks Corporation and subsidiaries as of April 30, 2007 and 2008 and the related consolidated statements of operations, shareholders’ deficiency and comprehensive loss and cash flows for each of the three years in the period ended April 30, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mitel Networks Corporation and subsidiaries as of April 30, 2007 and 2008 and the results of their operations and their cash flows for each of the three years in the period ended April 30, 2008 in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 28 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an Amendment of FASB no. 87, 88, 106 and 132(R), which changed its method of accounting for pension and postretirement benefits as of April 30, 2007. In addition, as discussed in Note 2(p) to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, which changed its method of accounting for share-based payments effective May 1, 2006.
Independent Registered Chartered Accountants
Licensed Public Accountants
Ottawa, Canada
August 25, 2008

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
CONSOLIDATED BALANCE SHEETS
(in millions of US dollars, except share amounts)

	April 30, 2007	April 30, 2008

ASSETS
Current assets:
Cash and cash equivalents	$33.5	$19.5
Restricted cash	3.6	2.3
Accounts receivable (net of allowance of $2.5 and $14.0, respectively)	81.7	138.3
Sales — lease receivables (net of allowance of $nil and $1.5, respectively)	—	23.4
Inventories	19.8	49.1
Income tax receivable	0.8	0.6
Deferred tax asset	—	2.8
Other current assets	31.0	56.9

	170.4	292.9

Non-current portion of sales-lease receivables (net)	—	34.2
Investments, and other assets	5.2	32.9
Deferred tax asset	—	0.8
Property and equipment	16.5	27.0
Goodwill	6.8	420.9
Intangibles (net)	3.3	168.0

	$202.2	$976.7

LIABILITIES, REDEEMABLE SHARES AND SHAREHOLDERS’ DEFICIENCY

Current liabilities:
Bank indebtedness	$0.5	$12.5
Accounts payable and accrued liabilities	98.8	153.9
Deferred tax liability	—	0.8
Deferred revenue	19.6	50.6
Due to related parties	23.0	13.8
Current portion of long-term debt	1.9	2.4

	143.8	234.0

Long-term debt	2.1	420.7
Lease recourse liability	—	13.2
Long-term income taxes payable	—	3.0
Deferred revenue and other liabilities	8.6	45.7
Litigation settlement obligation	10.8	8.4
Convertible notes	50.2	—
Derivative instruments	67.3	108.6
Deferred tax liability	—	99.7
Pension liability	50.5	76.4

	333.3	1,009.7

Commitments and contingencies

Redeemable common shares, without par value: 10,000,000 and nil shares authorized, issued and outstanding at April 30, 2007 and April 30, 2008	19.0	—
Convertible, redeemable preferred shares, without par value — unlimited shares Authorized, issued and outstanding: Series A: 20,000,000 and nil shares at April 30, 2007, and April 30, 2008; Series B: 67,789,300 and nil shares at April 30,2007 and April 30, 2008; Class 1: nil and 316,755 shares at April 30, 2007 and April 30, 2008	52.5	208.5

	71.5	208.5

Shareholders’ deficiency:
Common shares, without par value — unlimited shares authorized: 107,344,086, and 214,736,735 issued and outstanding at April 30, 2007, and April 30, 2008	189.1	277.1
Warrants	62.9	56.7
Deferred stock-based compensation	(0.1)	(0.1)
Additional paid-in capital	0.3	2.0
Accumulated deficit	(398.2)	(492.2)
Accumulated other comprehensive loss	(56.6)	(85.0)

	(202.6)	(241.5)

	$202.2	$976.7

APPROVED BY THE BOARD

Director	Director
(The accompanying notes are an integral part of these consolidated financial statements)

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions of US dollars, except share and per share amounts)

	Year Ended	Year Ended	Year Ended
	April 30, 2006	April 30, 2007	April 30, 2008

Revenues:
Telecommunications	$387.1	$384.9	$642.1
Network services	—	—	49.9

	387.1	384.9	692.0

Cost of revenues:
Telecommunications	225.7	225.1	337.4
Network services	—	—	30.5

	225.7	225.1	367.9

Gross margin	161.4	159.8	324.1

Expenses:
Selling, general and administrative	120.7	123.5	246.6
Research and development	44.1	41.7	62.6
Special charges, integration and merger-related costs	5.7	9.3	16.0
Litigation settlement	—	16.3	—
Initial public offering costs	—	3.3	—
Loss (gain) on sale of manufacturing operations	(0.9)	(1.0)	1.0
In-process research and development	—	—	5.0
Gain on sale of assets	(1.5)	—	—

	168.1	193.1	331.2

Operating income (loss)	(6.7)	(33.3)	(7.1)

Interest expense	(7.6)	(9.1)	(34.7)
Debt and warrant retirement costs	—	—	(20.8)
Fair value adjustment on derivative instruments	(32.6)	8.6	61.9
Other income	0.4	0.6	1.6

Income (loss) before income taxes	(46.5)	(33.2)	0.9

Current income tax expense (recovery)	0.9	(0.2)	(0.9)
Deferred income tax expense (recovery)	(2.8)	2.0	(11.4)

Net income (loss)	$(44.6)	$(35.0)	$13.2

Net loss per common share:
Basic and diluted	$(0.44)	$(0.36)	$(0.44)

Weighted-average number of common shares outstanding
Basic and diluted	117,230,198	117,336,927	186,135,401

(The accompanying notes are an integral part of these consolidated financial statements)

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY AND COMPREHENSIVE LOSS
(in millions of US dollars, except share amounts)

				Additional	Deferred Stock-		Accumulated Other	Total
	Common Shares			Paid-in	based	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Warrants	Capital	Compensation	Deficit	Income (Loss)	Deficiency

Balances at April 30, 2005	107,149,933	$187.6	$47.9	$—	$(0.4)	$(304.0)	$(24.2)	$(93.1)

Common shares issued:
Exercise of stock options	58,174	0.2	—	—	—	—	—	0.2
Professional services received	132,261	0.1	—	—	—	—	—	0.1
Fair value adjustment relating to stock option plan	—	(0.3)	—	—	0.3	—	—	—
Share purchase loan repayments	—	1.1	—	—	—	—	—	1.1
Shares repurchased	(38,046)	—	—	—	—	—	—	—
Deferred stock-based compensation	—	0.1	—	—	(0.1)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	0.1	—	—	0.1
Accretion of interest on redeemable common and preferred shares	—	—	—	—	—	(6.9)	—	(6.9)

	107,302,322	$188.8	$47.9	$—	$(0.1)	$(310.9)	$(24.2)	$(98.5)

Net loss	—	—	—	—	—	(44.6)	—	(44.6)
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	—	(10.9)	(10.9)
Minimum pension liability adjustments	—	—	—	—	—	—	(14.6)	(14.6)

Comprehensive loss	—	—	—	—	—	(44.6)	(25.5)	(70.1)

Balance at April 30, 2006	107,302,322	$188.8	$47.9	$—	$(0.1)	$(355.5)	$(49.7)	$(168.6)

Common shares issued:
Exercise of stock options	45,624	0.1	—	—	—	—	—	0.1
Professional services received	10,000	—	—	—	—	—	—	—
Warrants issued	—	—	15.0	—	—	—	—	15.0
Share purchase loan repayments	—	0.2	—	—	—	—	—	0.2
Shares repurchased	(13,860)	—	—		—	—	—	—
Stock-based compensation	—	—	—	0.3		—	—	0.3
Accretion of interest on redeemable common and preferred shares	—	—	—	—	—	(7.3)	—	(7.3)

	107,344,086	$189.1	$62.9	$0.3	$(0.1)	$(362.8)	$(49.7)	$(160.3)

Net loss	—	—	—	—	—	(35.0)	—	(35.0)
Other comprehensive income:				—
Foreign currency translation adjustments	—	—	—	—	—	—	1.2	1.2
Minimum pension liability adjustments	—	—	—	—	—	—	16.6	16.6

Comprehensive income (loss)	—	—	—	—	—	(35.0)	17.8	(17.2)

Adoption of SFAS 158 pension liability	—	—	—	—	—	(0.4)	(24.7)	(25.1)
Balance at April 30, 2007	107,344,086	$189.1	$62.9	$0.3	$(0.1)	$(398.2)	$(56.6)	$(202.6)

(The accompanying notes are an integral part of these consolidated financial statements)

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY AND COMPREHENSIVE LOSS
(in millions of US dollars, except share amounts)

				Additional	Deferred Stock-		Accumulated Other	Total
	Common Shares			Paid-in	based	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Warrants	Capital	Compensation	Deficit	Income (Loss)	Deficiency

Balance at April 30, 2007	107,344,086	$189.1	$62.9	$0.3	$(0.1)	$(398.2)	$(56.6)	$(202.6)

Common shares issued:
Cash and employee loans	1,481,739	2.0	—	—	—	—	—	2.0
Exercise of stock options	27,625	—	—	—	—	—	—	—
Shares repurchased	(42,529)	—	—	—	—	—	—	—
Share purchase loans	—	(1.2)	—	—	—	—	—	(1.2)
Repayment of warrants	—	—	(15.0)	—	—	(5.0)	—	(20.0)
Induced conversion of Series A preferred shares	5,359,893	5.4	—	—	—	(29.3)	—	(23.9)
Deemed dividend relating to beneficial conversion feature originally recorded on Series A preferred shares	—	—	—	—	—	(1.4)	—	(1.4)
Induced conversion charge relating to the derivative liability on Series A preferred shares	—	—	—	—	—	11.4	—	11.4
Conversion of Series B preferred shares, net of partial redemption	100,565,921	38.1	—	—	—	(12.6)	—	25.5
Beneficial conversion feature upon conversion of Series B preferred shares	—	43.7	—	—	—	(43.7)	—	—
Redemption of redeemable common shares	—	—	—	—	—	6.0	—	6.0
Warrants issued in connection with Class 1 preferred shares	—	—	6.0	—	—	—	—	6.0
Modification of warrants issued in connection with convertible debentures	—	—	2.8		—	—	—	2.8
Stock-based compensation	—	—	—	1.7	—	—	—	1.7
Accretion of interest on redeemable common and preferred A and B shares	—	—	—	—	—	(2.1)	—	(2.1)
Accretion of interest on Class 1 preferred shares	—	—	—	—	—	(24.4)	—	(24.4)

	214,736,735	$277.1	$56.7	$2.0	$(0.1)	$(499.3)	$(56.6)	$(220.2)

Net income	—	—	—	—	—	13.2	—	13.2
Other comprehensive income (loss):
Unrealized derivative gain (loss) on cash flow hedges	—	—	—	—	—	(6.1)	—	(6.1)
Change in unamortized pension and post-retirement actuarial losses and prior service cost	—	—	—	—	—		(27.8)	(27.8)
Foreign currency translation adjustments	—	—	—	—	—	—	(0.6)	(0.6)

Comprehensive income (loss)	—	—	—	—	—	7.1	(28.4)	(21.3)

Balance at April 30, 2008	214,736,735	$277.1	$56.7	$2.0	$(0.1)	$(492.2)	$(85.0)	$(241.5)

(The accompanying notes are an integral part of these consolidated financial statements)

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of US dollars)

	Year Ended	Year Ended	Year Ended
	April 30, 2006	April 30, 2007	April 30, 2008

CASH PROVIDED BY (USED IN)

Operating activities:
Net income (loss)	$(44.6)	$(35.0)	$13.2
Adjustments to reconcile net loss to net cash from operating activities:
Amortization and depreciation	10.2	9.8	32.6
Amortization of deferred gain	(0.3)	(0.6)	—
Fair value adjustment on derivative instruments	32.6	(8.6)	(61.9)
Accretion of convertible notes to redemption value	1.5	1.5	0.5
Accretion of interest on litigation settlement obligation	—	—	1.5
In-process research and development	—	—	5.0
Stock-based compensation	0.3	0.3	1.7
Deferred income taxes	(2.8)	2.8	(6.0)
Loss (gain) on sale of manufacturing operations	(0.9)	(1.0)	1.0
Loss (gain) on sale of business and assets	(1.5)	—	(0.2)
Loss on early extinguishment of convertible notes and warrant modification	—	—	20.8
Unrealized foreign exchange loss (gain)	2.1	(3.2)	1.3
Non-cash movements in provisions	4.2	4.1	8.7
Non-cash portion of litigation settlement	—	15.3	—
Change in non-cash operating assets and liabilities, net	(3.1)	2.6	(56.0)

Net cash used in operating activities	(2.3)	(12.0)	(37.8)

Investing activities:
Additions to capital and intangible assets	(8.8)	(7.1)	(18.3)
(Increase) decrease in restricted cash	(0.5)	(1.9)	1.3
Proceeds on sale of assets	12.4	—	19.7
Acquisition of business	—	—	(729.9)
Acquisition costs	—	—	(12.2)
Cash and cash equivalents of acquired business	—	—	195.8
Realized foreign exchange loss on hedging activities	(8.0)	(3.9)	(1.2)
Realized foreign exchange gain on hedging activities	8.6	0.5	0.3

Net cash provided by (used in) investing activities	3.7	(12.4)	(544.5)

Financing activities:
Increase (decrease) in bank indebtedness	0.7	(1.6)	12.0
Proceeds from issuance of Class 1 preferred shares	—	—	289.5
Proceeds from issuance of debt	—	—	430.0
Repayment of convertible debentures	—	—	(66.0)
Settlement of convertible redeemable preferred shares	—	—	(36.2)
Repayment of redeemable common shares	—	—	(12.9)
Proceeds from issuance (repayment) of warrants	—	15.0	(20.0)
Repayment of capital lease liabilities	—	—	(1.8)
Repayment of long-term debt	(11.9)	(1.0)	(9.6)
Share issue costs	—	—	(3.0)
Payment of litigation settlement obligation	—	—	(4.5)
Deferred financing costs	(1.8)	(2.1)	(9.9)
Proceeds from transfer of receivables	—	10.9	—
Proceeds from issuance of common shares	0.2	0.1	0.8
Proceeds from repayments of employee share purchase loans	1.1	0.2	—

Net cash provided by (used in) financing activities	(11.7)	21.5	568.4

Effect of exchange rate changes on cash and cash equivalents	(0.6)	0.7	(0.1)

Decrease in cash and cash equivalents	(10.9)	(2.2)	(14.0)

Cash and cash equivalents, beginning of period	46.6	35.7	33.5

Cash and cash equivalents, end of period	$35.7	$33.5	$19.5

(The accompanying notes are an integral part of these consolidated financial statements)

MITEL NETWORKS CORPORATION
(incorporated under the laws of Canada)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except share and per share amounts)
1.	BACKGROUND AND NATURE OF OPERATIONS

Mitel Networks Corporation (the “Company”) is a leading provider of integrated communications solutions and services for business customers. Through direct and indirect channels as well as strategic technology partnerships, the Company currently serves a wide range of industry vertical markets, including education, government, healthcare, hospitality and retail in the United States (“US”), Europe, Middle East and Africa, Canada, Caribbean and Latin America, and Asia-Pacific regions.

The Company was incorporated under the Canada Business Corporations Act on January 12, 2001. On February 16, 2001, the Company acquired the “Mitel” name and substantially all of the assets (other than Canadian real estate and most intellectual property assets) and subsidiaries of the Communications Systems Division of Zarlink Semiconductor Inc. (“Zarlink”), formerly Mitel Corporation. On August 16, 2007, the Company acquired Inter-Tel (Delaware) Incorporated (“Inter-Tel”), a full-service provider of business communications solutions.

2.	ACCOUNTING POLICIES

These consolidated financial statements have been prepared by the Company in accordance with US generally accepted accounting principles (“GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for the preparation of financial statements.

Certain reclassifications have been made to the 2006 and 2007 financial statements to conform to the 2008 presentation. The most significant change was a revision in the Company’s allocation of revenues and cost of revenues from a product and service group presentation, to telecommunications and network services.

Amounts less than fifty thousand dollars are deemed to be insignificant in these financial statements.

a) Basis of Consolidation

The consolidated financial statements include the accounts of the Company and of its majority-owned subsidiary companies. Intercompany transactions and balances have been eliminated on consolidation. The financial statements include the results of operations of Inter-Tel (Delaware), Incorporated, from the date of acquisition (August 16, 2007) through April 30, 2008.

b) Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

Estimates and assumptions are used for, but not limited to, the determination of the allowance for doubtful accounts, inventory allowances, special charges, contingencies, other accruals, lease recourse liability, warranty costs, sales returns, pension costs, taxes, goodwill and impairment assessments, purchase price allocation, estimated useful lives of intangible assets and equipment, asset valuations, and the valuation of stock options, warrants and derivatives. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period that they are determined to be necessary. In the opinion of management, these consolidated financial statements reflect all adjustments necessary to present fairly the results for the periods presented. Actual results and outcomes could differ from these estimates.

c) Foreign Currency Translation

The parent company’s functional currency is the U.S. dollar and the consolidated financial statements of the Company are prepared with U.S. dollar reporting currency using the current rate method. Assets and liabilities of foreign operations are translated from foreign currencies into U.S. dollars at the exchange rates in effect at the balance sheet date while revenue and expense items are translated at the weighted-average exchange rates for the period. The resulting unrealized gains and losses have been included as part of the cumulative foreign currency translation adjustment which is reported as other comprehensive income.

Monetary assets and liabilities denominated in currencies foreign to the functional currency of each entity, are translated into functional currency using exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at the exchange rates prevailing at the date the assets were acquired or the liabilities incurred. Revenue and expense items are translated at the average exchange rate for the period. Foreign exchange gains and losses resulting from the translation of these accounts are included in the determination of income for the period. During fiscal 2008, the Company recorded a foreign exchange gain of $0.8 (2006 — $0.4 gain; 2007 — $0.3 loss).

d) Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, title and risk of loss have been transferred to the customer, the fee is fixed or determinable, and collection is reasonably assured.

Software revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred in accordance with the terms and conditions of the contract, the fee is fixed or determinable, and collection is reasonably assured. For software arrangements involving multiple elements, revenue is allocated to each element based on the relative fair value or the residual method, as applicable, and using vendor specific objective evidence of fair values, which is based on prices charged when the element is sold separately. Revenue related to post-contract support (“PCS”), including technical support and unspecified when-and-if available software upgrades, is recognized ratably over the PCS term for contracts that are greater than one year. For contracts where the post contract period is one year or less, the costs are deemed insignificant, and the unspecified software upgrades are expected to be and historically have been infrequent, revenue is recognized together with the initial licensing fee and the estimated costs are accrued.

In a transaction containing a sales-type lease, hardware revenues are recognized at the present value of the payments allocated to the hardware lease element at the time of system sale in accordance with Financial Accounting Standards (“SFAS”) No. 13, Accounting for Leases. Revenues from software, including applications, upgrades, software support, and embedded software, are deferred and recognized over the period of support in accordance with American Institute of Certified Public Accountants (“AICPA”) Statement of Position 97-2, Software Revenue Recognition. Revenues from sales-type leases are allocated between hardware and software elements based on management’s best estimate of relative fair values.

Indirect channels

The Company makes sales to distributors and resellers based on contracts with terms ranging from one to three years. For products sold through these distribution channels, revenue is recognized at the time the risk of loss is transferred to distributors and resellers according to contractual terms and if all contractual obligations have been satisfied. These arrangements usually involve multiple elements, including post-contract technical support and training. Costs related to insignificant technical support obligations, including second-line telephone support for certain products, are accrued. For other technical support and training obligations, revenue from product sales is allocated to each element based on vendor specific objective evidence of relative fair values, generally representing the prices charged when the element is sold separately, with any discount allocated proportionately. Revenue attributable to undelivered elements is deferred and recognized upon performance or ratably over the contract period.

The Company’s standard warranty period extends fifteen months from the date of sale and extended warranty periods are offered on certain products. Sales to the Company’s resellers do not provide for return or price protection rights, while sales to distributors provide for such rights. Product return rights are typically limited to a percentage of sales over a maximum three-month period. A reserve for estimated product returns and price protection rights based on past experience is recorded as a reduction of sales at the time product revenue is recognized. The Company offers various cooperative marketing programs to assist its distribution channels to market the Company’s products. Allowances for such programs are recorded as marketing expenses at the time of shipment based on contract terms and prior claims experience.

Direct channels

The Company sells products, including installation and related maintenance and support services, directly to customers. For products sold through direct channels, revenue is recognized at the time of delivery and at the time risk of loss is transferred, based on prior experience of successful compliance with customer specifications. Revenue from installation is recognized as services are rendered and when contractual obligations, including customer acceptance, have been satisfied. Revenue is also derived from professional service contracts with terms that range from two to six weeks for standard solutions and for longer periods for customized solutions. Revenue from customer support, professional services and maintenance contracts is recognized ratably over the contractual period, generally one year. Billings in advance of services are included in deferred revenue. Revenue from installation services provided in advance of billing is included in unbilled accounts receivable.

Certain arrangements with direct customers provide for free customer support and maintenance services extending twelve months from the date of installation. Customer support and maintenance contracts are also sold separately. When customer support or maintenance services are provided free of charge, such amounts are unbundled from the product and installation revenue at their fair market value based on the prices charged when the element is sold separately and recognized ratably over the contract period. Consulting and training revenues are recognized upon performance.

The Company provides long-term outsourcing services of communication systems. Under these arrangements, systems management services (“Managed Services”) and communication equipment are provided to customers for terms that typically range from one to ten years. Revenue from Managed Services is recognized ratably over the contract period. The Company retains title and risk of loss associated with the equipment utilized in the provision of the Managed Services. Accordingly, the equipment is capitalized as part of property and equipment and is amortized to cost of sales over the contract period.

Resale of long distance

Revenue is recognized from long distance resale services as services are provided.

Sales leases

For sales-type lease accounting, the Company follows guidance provided by SFAS 13, Accounting for Leases and FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — A Replacement of FASB Statement No. 125. The Company records the discounted present values of minimum rental payments under sales-type leases as sales, net of provisions for continuing administration and other expenses over the lease period. The Company records the lease sales at the time of system sale and installation pursuant to SEC Staff Accounting Bulletin No. 104, for sales to end user customers, and upon receipt of the executed lease documents. The costs of systems installed under these sales-leases are recorded as costs of sales. The net rental streams are sold to funding sources on a regular basis with the income streams discounted by prevailing like-term rates at the time of sale. Gains or losses resulting from the sale of net rental payments from such leases are recorded as net sales. The Company establishes and maintains reserves against potential recourse following the resales based upon historical loss experience, past due accounts and specific account analysis. The allowance for uncollectible minimum lease payments and recourse liability at the end of the period represents reserves against the entire lease portfolio. Management reviews the adequacy of the allowance on a regular basis and adjusts the allowance as required. These reserves are either netted in the accounts receivable, current and long-term components of Sales-Lease Receivables on the balance sheet, or included in lease recourse liability on the consolidated balance sheet for the estimated recourse liability for lease streams sold.

e) Cash and Cash Equivalents

Cash and cash equivalents are highly liquid investments that have terms to maturity of three months or less at the time of acquisition, and generally consist of cash on hand and marketable securities. Cash equivalents are carried at cost, which approximates their fair value.

f) Restricted Cash

Restricted cash represents cash provided to support letters of credit outstanding and to support certain of the Company’s credit facilities.

g) Allowance for Doubtful Accounts

The allowance for doubtful accounts represents the Company’s best estimate of probable losses that may result from the inability of its customers to make required payments. Additional reserves or allowances for doubtful accounts are recorded for sales-type leases, discussed in note d) Sales Leases. Reserves are established and maintained against estimated losses based upon historical loss experience, past due accounts, and specific account analysis. The Company regularly reviews the level of allowances for doubtful accounts and adjusts the level of allowances needed. Consideration is given to accounts in excess of 60 days old as well as other risks in the more current portion of the accounts included.

h) Inventories

Inventories are valued at the lower of cost (calculated on a first-in, first-out basis) or net realizable value for finished goods, and current replacement cost for raw materials. The Company provides inventory allowances based on estimated excess and obsolete inventories.

i) Transfer of Receivables

Transfers of accounts receivable are accounted for as sales if the terms of the transfer meet the criteria for surrender of control under FASB Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — A Replacement of FASB Statement No. 125”. The Company entered into an agreement on April 30, 2007 under which it sold $12.8 of its non-interest bearing trade accounts receivable to an unaffiliated financial institution at a rate of 7.5% on Canadian dollar receivables and 10.25% on US dollar receivables. The Company is not considered to have ceded control over the transferred receivables, and so the transfer has not been accounted for as a sale.

j) Property and Equipment

Property and equipment are initially recorded at cost. Depreciation is provided on a straight-line basis over the anticipated useful lives of the assets. Estimated lives range from three to ten years for equipment and twenty-five years for buildings. Amortization of leasehold improvements is computed using the shorter of the remaining lease terms or five years. The Company performs reviews for the impairment of property and equipment in accordance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In assessing the impairment, the Company compares projected and undiscounted net cash flows associated with the related asset or group of assets over their estimated remaining useful life against their carrying amounts. If projected undiscounted net cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on expected discounted cash flows. Changes in the estimates and assumptions used in assessing projected cash flows could materially affect the results of management’s evaluation.

Assets leased on terms that transfer substantially all of the benefits and risks of ownership to the Company are accounted for as capital leases, as though the asset had been purchased outright and a liability incurred. All other leases are accounted for as operating leases.

k) Goodwill and Intangible Assets

Intangible assets include patents, trademarks, customer relationships and acquired technology. Amortization is provided on a straight-line basis over five years for patents and over a period of two to eight years for other intangible assets with finite useful lives. The Company periodically evaluates intangible assets for impairment in accordance with SFAS 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is assessed based on the carrying value of the asset and its fair value, which is generally determined based on the discounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and intangible assets acquired in business combinations. The Company reviews the carrying value of goodwill on an annual basis in accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Under SFAS 142 goodwill is not amortized, but is subject to annual impairment tests, or more frequently if circumstances indicate that it is more likely than not that the fair value of the reporting unit is below its carrying amount. In assessing the impairment, the Company compares the fair value of the reporting unit, including goodwill, with their carrying amounts. If the fair value exceeds the carrying amount of the reporting unit, no impairment charge is recorded. If the fair value is less than the carrying amount, the Company compares the implied fair value of the goodwill, determined as if a purchase had just occurred, to the carrying amount to determine the amount of impairment charge to be recorded. Changes in the estimates and assumptions used in assessing the projected cash flows could materially affect the results of management’s evaluation. The Company, upon completion of its annual goodwill impairment tests, determined that no impairments existed as of the balance sheet dates.

l) Derivative Financial Instruments

The Company uses derivatives, including foreign currency forward and swap contracts, to minimize the short-term impact of currency fluctuations on foreign currency receivables and payables. Derivative instruments that are not designated as accounting hedges, are originally recorded at fair market value with subsequent changes in fair value recorded in other income (expense) during the period of change. For derivative instruments that qualify for hedge accounting, and are designated as a cash flow hedge, gains or losses for the effective portion of the hedge are initially reported as a separate component of other comprehensive income (loss) and subsequently recorded into earnings when the hedged transaction occurs or when the hedge is no longer deemed effective in according with FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). For a derivative designated as a fair value hedge, changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in net earnings (loss) in the period in which the changes occur. The Company does not hold or issue derivative financial instruments for speculative or trading purposes. The Company also utilizes non-derivative financial instruments including letters of credit and commitments to extend credit. In fiscal 2008, the Company entered into an interest rate swap to limit the impact of changes in LIBOR rates related to the merger financing debt. As described in Note 29, the derivative was designated as a cash flow hedge.

As explained in Note 23, the Company issued convertible, redeemable preferred shares to investors in fiscal 2004. The preferred shares gave the investors the right, at any time after five years to redeem the shares for cash. The redemption amount was equal to the original issue price of $1.00 per preferred share times the number of Series A and Series B Preferred Shares outstanding, plus any declared but unpaid dividends, plus the then current fair market value of the common shares into which the Series A and Series B Preferred Shares are convertible. The requirement to redeem the shares on an as-if-converted-to-common share basis qualified as an embedded derivative under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). Accordingly, the proceeds received from the issuance of the preferred shares were allocated between the embedded derivative and the preferred shares. Throughout the period to redemption, the embedded derivative was marked to market with changes in value recorded in the Consolidated Statements of Operations. When the convertible, redeemable preferred shares were redeemed on August 16, 2007 in connection with the merger transaction described in Note 3, the derivative liability was reversed from the Company’s balance sheet as further described in Note 22 and Note 23.

An embedded derivative also exists within the Class 1 convertible, redeemable preferred shares issued on August 16, 2007, as described further in Note 22, since the holders of the preferred shares have the ability to receive cash equal to the value of shares into which the instrument converts after 7 years. As such, the derivative is marked to market throughout the period to redemption with changes in value recorded in the Consolidated Statements of Operations.

m) Income Taxes

Income taxes are accounted for using the asset and liability method. Under this approach, deferred tax assets and liabilities are determined based on differences between the carrying amounts and the tax basis of assets and liabilities, and are measured using enacted tax rates and laws. Deferred tax assets are recognized only to the extent that it is more likely than not, in the opinion of management, that the future tax assets will be realized in the future.

n) Research and Development

Research costs are charged to expense in the periods in which they are incurred. Software development costs are deferred and amortized when technological feasibility has been established, or otherwise, are expensed as incurred. The Company has not deferred any software development costs to date.

o) Defined Benefit Pension Plan

Pension expense under the defined benefit pension plan is actuarially determined using the projected benefit method prorated on service, and management’s best estimate assumptions. Pension plan assets are valued at fair value. The excess of any cumulative net actuarial gain (loss) over ten percent of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The over-funded or under-funded status of the defined benefit pension plan is recognized as an asset or liability, respectively, on the balance sheet, with an offsetting adjustment made to accumulated other comprehensive income. Effective fiscal 2007, the Company measures its plan assets and obligations at the year-end balance sheet date.

The discount rate assumptions used reflect prevailing rates available on high-quality, fixed-income debt instruments. The rate of compensation increase is another significant assumption used for pension accounting and is determined by the Company, based upon its long-term plans for such increases.

p) Stock-Based Compensation Plan

The Company has a stock-based compensation plan described in Note 25. The Company generally grants stock options for a fixed number of shares to employees and non-employees with an exercise price at least equal to fair market value of the shares at the date of grant.

Prior to May 1, 2006, the Company accounted for employee stock option grants in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations. Under APB 25, options granted to employees and directors will result in the recognition of compensation expense only if the exercise price is lower than the market price of common shares on the date of grant. Under FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), the Company recognizes compensation expense in connection with grants to non-employees and former employees by applying the fair value based method of accounting and also applies variable plan accounting to such unvested grants.

On May 1, 2006, the Company adopted Statement No. 123(R), Share-Based Payment (“SFAS 123R’’), which supercedes SFAS 123 and APB 25, and also applied the provisions of SAB 107 in its adoption of SFAS 123R. SFAS 123R requires all share-based payments to employees, including grants of stock options, to be recognized in the financial statements based on their fair values. The Company has applied the provisions of this statement prospectively to new awards and to awards modified, repurchased, or cancelled after May 1, 2006 with the associated compensation expense being recognized on a straight-line basis over the requisite service period for the entire award. In accordance with the prospective method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R.

Share-based compensation expense is based on a fair value estimate made on the grant-date using the Black-Scholes option-pricing model for each award, net of estimated forfeitures, and is recognized over the employee’s requisite service period, which is generally the vesting period. Forfeitures are estimated based on the Company’s historical rates of forfeiture. In the Company’s pro-forma information, required under SFAS 123 for periods prior to fiscal 2007, the Company accounted for forfeitures as they occurred.

In accordance with SFAS 123(R) and SAB 107, the Company is no longer able to use the minimum value method of measuring equity share options and so has estimated the volatility of its stock using historical volatility of comparable public companies. The Company will continue to use the volatility of comparable companies until historical volatility is relevant to measure expected volatility for option grants.

The assumptions used in the Black Scholes option-pricing model are summarized as follows:

	April 30, 2007	April 30, 2008

Risk-free interest rate	4.1%	4.1%
Dividends	0%	0%
Expected volatility	86.6%	76.0%
Annual forfeiture rate	15%	10%
Expected life of the options	5 years	5 years
Fair value per option	$0.77	$0.83
Based on these assumptions, share based compensation expense reduced the Company’s results of operations by $1.9 for the year ended April 30, 2008 (2007 — $0.3). Changes in the subjective input assumptions can, however, materially affect the fair value estimate, and therefore the model used above does not necessarily provide reliable results.

q) Net Loss per Common Share

Basic loss per common share is computed using the weighted-average number of common shares outstanding during the period, with net loss adjusted for the impact of accreted interest on redeemable shares, as well as other charges and credits to deficit resulting from the settlement of the redeemable common and redeemable preferred A and B shares in fiscal 2008. Diluted loss per common share is computed using the treasury stock method and assumes that, if a dilutive effect is produced, all dilutive securities had been exercised at the later of the beginning of the fiscal period and the security issue date.

r) Other Comprehensive Loss

Other comprehensive loss is recorded directly to a separate section of shareholders’ deficiency in accumulated other comprehensive loss and includes unrealized gains and losses excluded from the Consolidated Statements of Operations. These unrealized gains and losses consist of foreign currency translation adjustments, which are not adjusted for income taxes since they primarily relate to indefinite investments in non-Canadian subsidiaries, changes in the unfunded status of the pension plan, and changes in the fair value of the effective portion of cash flow hedges where the hedged item has not yet been recognized in income.

s) Advertising Costs

The cost of advertising is expensed as incurred, except for cooperative advertising obligations, which are expensed at the time the related sales are recognized and the advertising credits are earned. Cooperative advertising obligations are classified as a revenue reduction or cost of sale in accordance with Emerging Issues Task Force 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”. Advertising costs are recorded in selling, general and administrative expenses. During fiscal 2008, the Company incurred $16.0 in advertising costs (2006 — $10.3; 2007 — $8.3). During fiscal 2008, the Company incurred $4.7 in cooperative advertising obligations (2006 — $4.6; 2007 — $3.3).

t) Product Warranties

The Company’s product warranties are generally for periods up to fifteen months. At the time revenue is recognized, a provision for estimated warranty costs is recorded as a component of cost of sales. The warranty accrual represents the Company’s best estimate of the costs necessary to settle future and existing claims on products sold as of the balance sheet date based on the terms of the warranty, which vary by customer and product, historical product return rates and estimated average repair costs. The Company periodically assesses the adequacy of its recorded warranty provisions and adjusts the amounts as necessary.

u) Recent Accounting Pronouncements

In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income tax positions and refunds. The interpretation prescribes a more-likely-than-not threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was originally intended to be effective for all companies in fiscal years beginning after December 15, 2006. In February 2008, however, the FASB issued a staff position deferring the effective date for non-public companies until periods beginning after December 15, 2007. The Company meets the definition of a non-public company as defined in the FSP and is therefore not required to adopt requirements of FIN 48 until fiscal 2009. The Company is currently assessing the impact of FIN 48 on its consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, (“SFAS 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In February 2008, the FASB issued a staff position (FSP) that would defer SFAS 157’s effective date for all non-financial assets and liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until years beginning after November 1, 2008. The Company is currently evaluating the requirements of SFAS 157, and has not yet fully determined the impact, if any, on the consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (“SFAS 159”), which allows measurement at fair value of eligible financial assets and liabilities that are not otherwise measured at fair value. If the fair value option for an eligible item is elected, unrealized gains and losses for that item shall be reported in current earnings at each subsequent reporting date. SFAS 159 also establishes presentation and disclosure requirements designed to draw comparison between the different measurement attributes the Company elects for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS 159 on its financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No 141(R), Business Combinations (“SFAS 141(R)”), which replaces SFAS 141 and significantly changes the accounting for business combinations. SFAS 141(R) requires assets and liabilities acquired in a business combination, contingent consideration, and certain acquired contingencies to be measured at their fair values as of the date of acquisition. SFAS 141(R) also requires that (1) acquisition-related costs and restructuring costs be recognized separately from the business combination and expensed as incurred; (2) noncontrolling interests (formerly known as “minority interests”) be valued at fair value at the acquisition date; (3) in-process research and development be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; (4) restructuring costs associated with a business combination be expensed subsequent to the acquisition date; and (5) changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008, and will be effective for business combinations that are entered into after May 1, 2009. Earlier adoption is not permitted.

In December 2007, the FASB issued Statement of Financial Accounting Standards No 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51 (“SFAS 160”). SFAS 160 clarifies the accounting for noncontrolling interests and establishes accounting and reporting standards for the noncontrolling interest in a subsidiary, including classification as a component of equity. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company does not currently have any minority interests.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161 (“SFAS 161”), Disclosures about Derivative Instruments and Hedging Activities. SFAS 161 requires companies to expand their disclosure on derivatives to include information about the fair value of derivatives, related credit risks and a company’s strategies and objectives for using derivatives so that users can understand how and why a company uses derivative instruments, how derivative instruments and related hedged items affect a company’s financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact, if any, that SFAS 161 will have on its consolidated financial statements.

In April 2008, the FASB issued FSP SFAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP SFAS 142-3”). FSP SFAS 142-3 provides guidance with respect to estimating the useful lives of recognized intangible assets acquired on or after the effective date and requires additional disclosure related to the renewal or extension of the terms of recognized intangible assets. FSP SFAS 142-3 is effective for fiscal years beginning after December 15, 2008. The Company does not expect this staff position to have a significant impact on its results of operations and financial condition.

In May 2008, the FASB issued FSP APB 14-1, “Accounting for Convertible Debt Instruments that May be Settled in Cash Upon Conversion”, which addresses the accounting for convertible debt securities that, upon conversion, may be settled by the issuer fully or partially in cash. The FSP clarifies that: (1) convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement, are not considered debt instruments within the scope of APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”, and (2) issuers of such instruments should separately account for the liability and equity components of those instruments by allocating the proceeds from issuance of the instrument between the liability component and the equity component. The FSP is effective for fiscal years beginning after December 15, 2008 and would need to be applied retrospectively to all past periods presented even if the instrument was extinguished as of the FSP’s effective date. This FSP is not considered applicable to the convertible debentures that were extinguished by cash settlement in fiscal 2008 since there was no conversion prior to settlement, and is not applicable to the redeemable class A, class B or Class 1 preferred shares since all qualify as mezzanine equity and are outside the scope of SFAS 150.

Effective fiscal 2008, the Company adopted FASB Statement No 155 Accounting for Certain Hybrid Financial Instruments. The adoption of this accounting pronouncement did not have a material impact on the Company’s results of operations, financial condition or cash flows.

3.	MERGER TRANSACTION

On August 16, 2007, the Company acquired all of the outstanding shares of Inter-Tel (Delaware) Incorporated (“Inter-Tel”), a full-service provider of business communications solutions, for US$25.60 per Inter-Tel share in cash representing a total purchase price of approximately $729.9.

In order to finance the acquisition, the Company issued 307,087 new Class 1 preferred shares (Note 23), and received gross cash proceeds of $300.0 from a seven year senior secured first lien credit agreement (Note 17), and cash proceeds of $130.0 from an eight year senior secured second lien credit agreement (Note 17). The combined proceeds, along with $195.8 of Inter-Tel’s cash, were used to consummate the purchase of Inter-Tel, retire all existing convertible notes, fund secondary selling by certain shareholders and terminate the put rights held by the holders of the 10,000,000 redeemable common shares and the redeemable preferred shares described in Notes 21 and 23.

Changes in the Company’s debt and equity structure arising from the merger transaction were as follows:
i)	each existing Series A Preferred Share, as described in Note 23, was amended and converted into 0.000871 of a Class 1 Preferred Share and 0.2679946 of a Common Share, the entire class of shares was subsequently deleted from the Company’s articles of incorporation

ii)	each existing Series B Preferred Share, as described in Note 23, was converted into 1.682 common shares before it was partially redeemed for cash and the entire class of shares was subsequently deleted from the Company’s articles of incorporation

iii)	the $55.0 of convertible notes, as described in Note 18, were repaid with $66.0 of cash plus accrued interest, and the warrants issued in connection with the convertible notes were modified as described further in Note 24 (iv)

iv)	each existing redeemable common share, as described in Note 21, was purchased for cancellation

v)	the warrants issued for $15.0 on September 21, 2006, as described in Note 24 (v), were repurchased for $20.0
The aggregate consideration for the merger transaction, including direct acquisition costs of $12.2, totaled approximately $742.1. The acquisition was accounted for in accordance with SFAS 141 Business Combinations, where the deemed purchase price was allocated to the underlying tangible and identifiable assets and liabilities acquired based on their respective fair values on the acquisition date, and any excess purchase price allocated to goodwill. The values of certain assets and liabilities are based on preliminary valuations and are subject to adjustment as additional information is obtained in the 12-month period following the date of acquisition. Such additional information could result in adjustments being made to goodwill.
The following is a summary of the purchase price allocation as of the acquisition date:

Purchase Price
Allocation

Tangible assets:
Current assets	$326.0
Property, plant and equipment	35.0
Net investment in sales-leases	33.6
Other assets	37.9

Total tangible assets acquired	432.5

Liabilities:
Current liabilities	121.1
Long-term income taxes payable	114.2
Other liabilities	55.2

Total liabilities assumed	290.5

Fair value of net tangible and monetary assets	142.0

In-process research and development	5.0

Intangible assets:
Customer relationships	99.7
Developed technology	78.8
Trade name	2.3

180.8

Goodwill	414.3

Purchase Price, including acquisition costs	$742.1

The Company allocated $180.8 million to intangible assets (including customer relationships, developed technology and trade name) based on management’s best estimate. These intangible assets are being amortized over their weighted-average estimated useful lives of 8 years, 8 years and 2 years, respectively. In addition, the Company allocated $5.0 million to in-process research and development, which was expensed during the year ended April 30, 2008.
The goodwill was allocated to each reportable segment, whereby $369.1 was allocated to U.S. and $45.2 was allocated to EMEA. None of the goodwill, intangibles or in-process research and development amounts are expected to be deductible for tax purposes.
The primary reason for the acquisition, and the factors that contributed to the recognition of goodwill, relate to Inter-Tel’s managed service offerings and developed network across the U.S. that, when combined with Mitel’s product portfolio, existing customers, and global reach, could position the combined Company as a leading provider of unified communications solutions. The merger creates a larger company that enables access to new growth opportunities and the ability to expand from the SMB sector into the large business IP communications market.
Inter-Tel’s results of operations are included in the income statement of the combined entity as of the date of acquisition. The following unaudited pro forma financial information presents the Company’s results for the years ended April 30, 2007 and April 30, 2008, as if the Inter-Tel acquisition had occurred at the beginning of each period:

	April 30, 2007	April 30, 2008

Revenue	$825.3	$825.7
Net income (loss)	$(32.3)	$(12.3)
Earnings (loss) per common share — basic	$(0.60)	$(0.50)
Earnings (loss) per common share — diluted	$(0.60)	$(0.50)

These pro forma results have been prepared for comparative purposes only and include the following adjustments:
•	Additional estimated depreciation and amortization expense as a result of identifiable intangible assets arising from the acquisition

•	Additional interest expense on first and second liens, bearing interest at LIBOR. The adjustment is based on the rate that was in effect on the date of acquisition and the effect on net income of a 1/8% variance in LIBOR would be $0.5

•	Reduction in interest expense on convertible notes, bearing interest at LIBOR, that were paid off as a result of the acquisition. The adjustment is based on the rate that was in effect on the date of acquisition and the effect on net income of a 1/8% variance in LIBOR would be $0.1

•	Elimination of fair value adjustment on derivative liability embedded in preferred A and B shares that were redeemed and converted immediately prior to the acquisition

•	Tax provision based on consolidated tax rate of 30%
The pro forma results include non-recurring charges such as in-process research and development expense, and acquisition related expenses incurred by Inter-Tel including SFAS 123R and proxy costs for $4.6 and $6.3, and $1.1 and $3.5, for the years ended April 30, 2007 and April 30, 2008 respectively.

The pro forma results are not necessarily indicative of the results of operations that actually would have resulted had the acquisition been in effect at the beginning of the respective periods and are not necessarily representative of future results.

As part of its integration efforts, the Company implemented restructuring actions throughout the year, which resulted in the termination of employees across functional groups and around the world and the closure of certain facilities. In accordance with EITF No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination, the Company recorded liabilities of $8.1 consisting of $7.6 for employee separation costs and $0.5 to the closure of redundant facilities. Payment of the $2.8 balance remaining at April 30, 2008 is expected to be complete by the end of fiscal 2009. The liability will be subject to refinement until the end of the first quarter of fiscal 2009 and could therefore impact the purchase price allocation. Integration, merger and related costs are described further in Note 5. Other restructuring actions that have not been included in the purchase price allocation are also described further in Note 5.

4.	RELATED PARTY TRANSACTIONS

As at April 30, 2007 and April 30, 2008, amounts receivable from related parties were $0.8 and $0.4 which are included with other current assets, and amounts payable to related parties were $23.0 and $13.8 respectively. Significant related party transactions with companies controlled by or related to Dr. Terence Matthews (a “Major Shareholder”), not otherwise disclosed in the financial statements, include the following:

Disposal of manufacturing operations

On August 31, 2001, the Company recorded a loss on the sale of its manufacturing operations, comprising plant, equipment, workforce and certain liabilities to BreconRidge Manufacturing Solutions Corporation (“BreconRidge”), a company in which the Major Shareholder holds a significant interest. During fiscal 2004, BreconRidge vacated premises that had been subleased from the Company pursuant to the disposal of the manufacturing operations. In fiscal 2006, a reversal of $0.9 was recorded against the loss to reflect the receipt of new information that had a favorable impact on operating cost assumptions and corresponding estimates. In fiscal 2007, Mitel successfully subleased certain areas of the vacated premises to new tenants, and accordingly, recorded a reversal of $1.0 against the loss. In fiscal 2008, it became evident that sublease income that was included in previous estimates would no longer be realized, and as a result an additional loss of $1.0 was recorded.

In connection with the disposal of the manufacturing operations, the Company entered into a supply agreement dated August 31, 2001 whereby BreconRidge provided certain products and services under terms and conditions reflecting prevailing market conditions at the time the agreement was entered into. The initial term of the agreement was for six years with an extended term expiring on June 20, 2008. The Company entered into a replacement agreement with BreconRidge which became effective June 30, 2008. Under the terms of the initial supply agreement, BreconRidge is required to purchase the Company’s raw material inventory, before turning to third party suppliers for raw material procurement. During fiscal 2008, the Company purchased $83.9 of products and services (2006 — $101.4; 2007 — $91.0) and sold $3.0 of raw material inventory (2006 — $0.4; 2007 — $2.1) under this agreement. As of April 30, 2008, balances payable pursuant to this agreement amounted to $14.0 (April 30, 2006 — $24.0; April 30, 2007 — $24.2) and balances receivable pursuant to this agreement amounted to $0.9 (April 30, 2006 — $0.7; April 30, 2007 — $2.8).

Under the terms of the supply agreement, the Company is required to purchase from BreconRidge certain tools used in the manufacturing process. These manufacturing tools are capitalized as part of fixed assets and are depreciated over their estimated useful lives. During fiscal 2008, manufacturing tools purchased from BreconRidge amounted to $0.3 (2006 — $0.9; 2007 — $0.2).

On August 31, 2001, the Company also entered into service agreements with BreconRidge to provide facilities management services for the period covering the term of the premise lease agreements, as well as human resource and information systems support services. Amounts charged to BreconRidge were equal to, and recorded as a reduction of, the costs incurred to provide the related services in the Consolidated Statements of Operations. During fiscal 2008, the Company provided services valued at $0.1 under these agreements (2006 — $0.5; 2007 — $0.2).

Leased properties

In March 2001 the Company and Brookstreet Research Park Corporation (formerly known as Mitel Research Park Corporation), a company controlled by the Major Shareholder entered into a lease agreement for its Ottawa-based headquarter facilities, under terms and conditions reflecting prevailing market conditions at the time the lease was entered into. The lease agreement is for 10 years expiring in March 2011.

On August 31, 2001, the Company entered into sublease agreements with BreconRidge for certain office and manufacturing facilities in Ottawa and in the United Kingdom (“U.K.”) under terms and conditions reflecting prevailing market conditions at the time the leases were entered into. The sublease agreement was amended on May 31, 2002 to increase leased space. The Ottawa sublease agreement was for a term of five years expiring on August 31, 2006. In August 2005, the building in the U.K. was sold to an unrelated third party. In August 2006, the Ottawa sublease expired and was not renewed. Accordingly, the Company no longer receives rental income from BreconRidge for either facilities in the U.K. or Ottawa.

See Note 19 for disclosure of related party rental expense, sublease income, committed future minimum lease payments and future sublease income. As of April 30, 2008, balances due from the company controlled by the Major Shareholder and related to the lease agreement amounted to $0.4 (April 30, 2006 — $0.4 due to; April 30, 2007 — $0.6 due to).

Financing

During fiscal 2007, the Company borrowed funds to fund short term working capital requirements from Wesley Clover Corporation, a company controlled by the Major Shareholder. The promissory notes bore interest at three-month LIBOR plus 5% and the interest expense incurred on these related party loans during the year amounted to $0.1. The amount borrowed never exceeded $5.0 at any one time, all funding was repaid within the year and there was no balance payable at April 30, 2007 or April 30, 2008.

During fiscal 2008, and as described in more detail in Note 24 (v), the warrants issued for $15.0 to Wesley Clover on September 21, 2006 were repurchased for $20.0 cash. Subsequent to this repayment, Wesley Clover received 13,500 Class 1 Preferred shares in exchange for $13.5 of cash. The terms and rights associated with these preferred shares are outlined in Note 23.

Prepaid License and Investment Agreement

On April 25, 2006, the Company entered into an agreement with Natural Convergence Inc (“NCI”), a company in which the Major Shareholder has an ownership interest, to purchase prepaid software licenses and convertible debentures for a combined total of $1.2. The secured convertible debentures were (a) repayable to debenture holders (plus a credit fee of 25% per annum of any outstanding principal) on the earlier of December 31, 2006, or on the occurrence of certain events, or (b) automatically convertible into preferred shares of NCI upon the closing of a qualifying financing of no less than $6.0. The convertible debentures were also issued with warrants to acquire a number of common shares of NCI equal to the dollar amount of the investment divided by $1.00, at an exercise price per common share of C$0.0001.

Under this agreement, the Company purchased $0.3 of prepaid software licenses and $0.9 of convertible debentures during fiscal 2007. The $0.3 of prepaid licenses is included in other current assets at April 30, 2007. Since NCI had completed a qualifying financing of $10.0 in November 2006, the Company’s entire $0.9 balance of debentures and $0.1 accrued interest was automatically converted into NCI Class C Preferred Shares at a 5% discount in accordance with the terms of the agreement. Following the conversion, and upon exercising its warrants, the Company received 8,467,523 Class C Preferred Shares and acquired 600,000 common shares. At April 30, 2007 and April 30, 2008, the Company had a combined ownership of 5.6% in NCI but did not exert significant influence over NCI. Accordingly, the $1.0 investment recorded on the balance sheet at April 30, 2007 and April 30, 2008 has been accounted for using the cost method.

In addition to the license and financing agreement described above, the Company also purchased $0.7 of products and services from NCI for the year ended April 30, 2008 (2006 — $0.3, 2007 — $2.1). The related net balance payable at April 30, 2008 was $0.1 (April 30, 2006 — $0.2; April 30, 2007 — $0.5).

Other

In September 2001, the Company entered into a strategic alliance agreement and a global distribution agreement with March Networks Corporation (“March Networks”), a company controlled at that time by the Major Shareholder, to broaden its product portfolio and its distribution channel. The strategic alliance and global distribution agreements terminated on March 31, 2005 and October 31, 2005 respectively. During fiscal 2008, the Company therefore had no purchases of products and services (2006 — $0.3; 2007 — $0.1) from March Networks and had no balances payable at April 30, 2008 (April 30, 2006 — $0.1; April 30, 2007 — $nil).

Other sales to and purchases from companies related to the Major Shareholder and arising in the normal course of the Company’s business were $0.6 and $2.8 respectively for the year ended April 30, 2008 (2006 — $0.4 and $3.6 respectively; 2007 — $0.6 and $3.0 respectively). The net balances payable as a result of these transactions was $0.8 at April 30, 2008 (April 30, 2007 — $0.8).

5.	SPECIAL CHARGES

During fiscal 2006 the Company recorded pre-tax special charges of $5.7. The components of the charge include $5.7 of employee severance and benefits incurred in the termination of 84 employees around the world, $0.8 of accreted interest related to lease termination obligation and a reversal of $0.8 related to a new sublease of a facility previously provided for in special charges. Payment of the workforce reduction liabilities was completed during fiscal 2007. The lease termination obligation incurred in prior fiscal years continues to be reduced over the remaining term of the leases. Accordingly, a balance of $3.1 representing the long-term portion of the lease obligation has been recorded under long term liabilities as of April 30, 2006.

During fiscal 2007, the Company recorded pre-tax special charges of $9.3 as a result of continuing efforts to improve the Company’s operational efficiency and realign its business to focus on IP-based communications solutions. The components of the charge include $8.7 of employee severance and benefits incurred in the termination of 129 employees around the world, $0.4 of accreted interest related to lease termination obligations and $0.2 related to additional lease terminations in the period. Payment of workforce reduction liabilities was completed during fiscal 2008. The lease termination obligation incurred in prior fiscal years continues to be reduced over the remaining term of the leases. Accordingly, a balance of $3.0 representing the long-term portion of the lease obligation has been recorded under long term liabilities as of April 30, 2007.

During fiscal 2008, the Company recorded pre-tax special charges of $8.6 as a result of actions post acquisition of Inter-Tel in order to improve the Company’s operational efficiency and realign its business segments. The components of the charge include $4.3 of employee severance and benefits incurred in the termination of 74 employees around the world, $0.9 of accreted interest related to lease termination obligations and $3.4 related to additional lease terminations in the period. Payment of workforce reduction liabilities is expected to be complete within the next twelve months. The lease termination obligation incurred in prior fiscal years continues to be reduced over the remaining term of the leases. Accordingly, a balance of $5.1 representing the long-term portion of the lease obligation has been recorded under long term liabilities.

The following table summarizes details of the Company’s special charges and related reserve during fiscal 2006, fiscal 2007 and fiscal 2008:

		Lease Termination
Description	Workforce Reduction	Obligation	Total

Balance of provision as of April 30, 2005	$1.8	$5.6	$7.4

Fiscal 2006:
Charges	5.7	0.8	6.5
Adjustments	—	(0.8)	(0.8)
Cash payments	(6.0)	(1.3)	(7.3)
Foreign currency impact	0.2	(0.3)	(0.1)

Balance of provision as of April 30, 2006	$1.7	$4.0	$5.7

Fiscal 2007:
Charges	8.7	0.6	9.3
Cash payments	(9.5)	(1.0)	(10.5)
Foreign currency impact	0.3	0.4	0.7

Balance of provision as of April 30, 2007	$1.2	$4.0	$5.2

Fiscal 2008:
Charges	4.3	4.3	8.6
Cash payments	(4.4)	(2.3)	(6.7)
Foreign currency impact	—	0.2	0.2

Balance of provision as of April 30, 2008	$1.1	$6.2	$7.3

Integration costs and merger-related expenses

Integration and merger-related transaction expenses for the year ended April 30, 2008 totaled $7.4 and principally consisted of legal and consulting fees incurred in the period relating to the acquisition of Inter-Tel, as well as other incremental and non-recurring internal costs directly related to the acquisition.

6.	SEGMENT INFORMATION

General description

Mitel’s portfolio of solutions provide advanced voice, video and data communications platforms, desktop phones and Internet appliances, applications for customer relationship management and mobility, messaging and multimedia collaboration. The

Company’s reportable segments are represented by the four geographic areas: United States, Canada and Caribbean and Latin America (CALA), Europe, Middle East and Africa (EMEA), and Asia Pacific. These reportable segments were determined in accordance with how management views and evaluates the Company’s business.

The Company’s Chief Executive Officer (“CEO”) has been identified as the chief operating decision maker as defined by SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The CEO evaluates the performance of the segments and allocates resources based on information provided by the Company’s internal management system. The primary financial measure used by the CEO is the contribution margin, which includes segment revenues less the related cost of sales and direct selling costs. The Company does not allocate research and development, marketing, general and administrative expenses, amortization, stock-based compensation expense and one-time charges to its segments as management does not use this information to measure the performance of the operating segments. These unallocated expenses are included in shared and unallocated costs in the reconciliation of operating results. In addition, total asset information by segment is not presented because the CEO does not use such segmented measures to allocate resources and assess performance. Inter-segment sales are based on fair market values and are eliminated on consolidation. With the exception of contribution margin defined above, the accounting policies of reported segments are the same as those described in the summary of significant accounting policies.

Business segments

Financial information by geographic area for fiscal years 2006, 2007 and 2008 is summarized below. External revenues are attributed to geographic area based on sales office location.

	United	Canada and			Corporate
	States	CALA	EMEA	Asia Pacific	and Other	Total

Fiscal 2006
Revenue
Telecommunications	$178.5	$43.6	$156.3	$8.7	$—	$387.1
Network services	—	—	—	—	—	—

	178.5	43.6	156.3	8.7	—	387.1
Contribution margin	73.9	17.1	52.1	0.6	—	143.7
Shared and unallocated costs	—	—	—	—	(150.4)	(150.4)

Operating income (loss)	$73.9	$17.1	$52.1	$0.6	$(150.4)	$(6.7)

Fiscal 2007
Revenue
Telecommunications	$161.6	$49.4	$162.4	$11.5	$—	$384.9
Network services	—	—	—	—	—	—

	161.6	49.4	162.4	11.5		384.9
Contribution margin	63.0	20.0	51.2	1.9	—	136.1
Shared and unallocated costs	—	—	—	—	(169.4)	(169.4)

Operating income (loss)	$63.0	$20.0	$51.2	$1.9	$(169.4)	$(33.3)

Fiscal 2008
Revenue
Telecommunications	$359.9	$51.8	$216.4	$14.0	$—	$642.1
Network services	49.9	—	—	—	—	49.9

	409.8	51.8	216.4	14.0	—	692.0
Contribution margin	162.7	18.9	81.6	2.5	—	265.7
Shared and unallocated costs	—	—	—	—	(272.8)	(272.8)

Operating income (loss)	$162.7	$18.9	$81.6	$2.5	$(272.8)	$(7.1)

Geographic information
Revenues from external customers are attributed to the following countries based on location of the customers.

	2006	2007	2008

Canada	$30.9	$37.6	$40.5
United States	178.9	161.9	409.3
United Kingdom	130.2	129.0	170.5
Other foreign countries	47.1	56.4	71.7

	$387.1	$384.9	$692.0

Geographic long-lived asset information is based on the physical location of the assets as of the end of each fiscal period. The following table sets forth long-lived assets by geographic areas:

	April 30, 2007			April 30, 2008
	Property and		Intangible and	Property and		Intangible and
	Equipment	Goodwill	Other Assets	Equipment	Goodwill	Other Assets

Canada	$11.6	$4.2	$3.3	$10.8	$4.2	$4.0
United States	1.1	0.9	—	13.1	415.0	159.0
United Kingdom	3.6	1.7	—	2.8	1.7	5.0
Other foreign countries	0.2	—	—	0.3	—	—

	$16.5	$6.8	$3.3	$27.0	$420.9	$168.0

Concentrations

The Company sells its products and services to a broad set of enterprises ranging from large, multinational enterprises, to small and mid-sized enterprises, government agencies, health care organizations and schools. Management believes that the Company is exposed to minimal concentration risk since the majority of its business is conducted with companies within numerous industries. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable. In some cases, the Company will require payment in advance or security in the form of letters of credit or third-party guarantees. No single customer accounted for more than 10 percent of the Company’s revenue for the periods ended April 30, 2008 and April 30, 2006. For the period ended April 30, 2007, sales of $48.4 were made to one customer in the United States and accounted for more than 10 percent of the Company’s revenue.

As a result of the disposal of the manufacturing operations described in Note 4, BreconRidge manufactures a significant portion of the Company’s products. The Company is not obligated to purchase products from BreconRidge in any specific quantity, except as the Company outlines in forecasts or orders for products required to be manufactured by BreconRidge. In addition, the Company may be obligated to purchase certain excess inventory levels from BreconRidge that could result from the Company’s actual sales of product varying from forecast. As of April 30, 2008, there was excess inventory of $2.9 (2007 — $4.0) for which the Company was liable, and has been recorded in the due to related parties amount. The Company’s supply agreement with BreconRidge results in a concentration that, if suddenly eliminated, could have an adverse effect on the Company’s operations. While the Company believes that alternative sources of supply would be available, disruption of its primary source of supply could create a temporary, adverse effect on product shipments.

7.	DIVESTITURES

Sale of U.K. land and building

On August 31, 2005, the Company sold land and building relating to its U.K. subsidiary for cash consideration of $12.4 (£7.1), resulting in a pre-tax gain of $7.3 (£4.2). The transaction included a commitment for the Company to lease back a portion of the property, which provided the Company with more than a minor part but less than substantially all of the use of the property, and thereby qualified the transaction as a sale-leaseback arrangement under SFAS 13. As a result, the Company entered into a 6-month interim lease and a 10-year long-term lease for a portion of the property sold. Accordingly, $5.8 of the gain has been deferred and will be amortized over the combined term of the leases (10 1/2 years). The remaining gain of $1.5 was recognized immediately at the time of the sale and included in gain on sale of assets. The deferred and unamortized balance at April 30, 2007 and April 30, 2008 was $4.9 and $4.3 respectively. The provision for income taxes in fiscal 2006 relating to the sale of the land and buildings was $0.9 (£0.6).

Sale-Leaseback of Reno Facility

In the fourth quarter of fiscal 2008, the Company sold an office building and surrounding land located in Reno, Nevada. The Company also signed an agreement to lease back the building for a ten year period, with options for two five year extensions at current market rates. The sales price was $20.2, of which $19.7 was received in cash. The remaining $0.5 will only be received if certain water rights are subsequently obtained by the purchaser. The contingent portion of the purchase price has not been recognized as of April 30, 2008 due to uncertainty of collection. The carrying value of the building at the date of sale was approximately $19.5, resulting in a net gain on sale of approximately $0.2. The provision for income taxes irelating to the sale of the land and buildings was $4.5.

8.	RECEIVABLES PURCHASE AGREEMENT

On April 30, 2007, the Company entered into an agreement under which it sold $12.8 of its non-interest bearing trade accounts receivable to an unaffiliated financial institution at a rate of 7.5% on Canadian dollar receivables and 10.25% on US dollar receivables. Under the Agreement, the Company will continue to service, administer and collect the pool of accounts receivable without a fee, on behalf of the purchaser and, in certain events of breach can be required to repurchase the receivables. The Agreement is guaranteed by the Company’s Major Shareholder, for which a fee of $0.012 was paid, and $1.9 was recorded as restricted cash in connection with the agreement. The Company is not considered to have ceded control over the transferred receivables, and so the transfer has not been accounted for as a sale. The agreement does not provide the financial institution with the right to pledge or resell the transferred receivables. The Company remitted all amounts outstanding at the close of the Merger Transaction. The Company did not transfer any of its receivable balances in fiscal 2008.

9.	OTHER CURRENT ASSETS

The following are included in other current assets as of April 30, 2007 and April 30, 2008.

	April 30, 2007	April 30, 2008

Prepaid expenses and deferred charges	$11.7	$21.4
Other receivables, including related party receivables	12.4	26.2
Service inventory	6.9	9.3

	$31.0	$56.9

Included in other receivables are unbilled receivables of $23.2 as of April 30, 2008 (2007 — $9.5).
10.	INVENTORIES

	April 30, 2007	April 30, 2008

Raw materials and work in process	$3.7	$6.2
Finished goods	20.1	57.8
Less: provision for inventory	(4.0)	(14.9)

	$19.8	$49.1

11.	NET INVESTMENT IN SALES TYPE LEASES

Net investment in sales-leases represents the value of sales-leases presently held under the TotalSolutionSM program. The Company currently sells the rental payments due to the Company from some of the sales-leases. The Company maintains reserves against its estimate of potential recourse for the balance of sales-leases and for the balance of sold rental payments remaining unbilled. The following table provides detail on the total net balances in sales-leases:

April 30,
2008

Lease balances included in consolidated accounts receivable, net of allocated allowances of $3.0 in 2008	$9.5
Net investment in Sales-Leases:
Current portion, net of allowances of $1.5 in 2008	23.4

April 30,
2008

Long-term portion, includes residual amounts of $1.3 in 2008; net of allowances of $1.9 in 2008	34.2

Total investment in Sales-Leases, net of allowances of $6.4 in 2008	67.1

Sold rental payments remaining unbilled (subject to limited	234.3
recourse provisions), net of lease recourse liability reserves of $13.3 in 2008

Total balance of sales-leases and sold rental payments remaining unbilled, net of allowances and reserves	$301.4

Total allowances and reserves for entire lease portfolio (including lease recourse liabilities)	$19.7

Reserve levels are established based on portfolio size, loss experience, levels of past due accounts and periodic, detailed reviews of the portfolio. Recourse on the sold rental payments is contractually limited to a percentage of the net credit losses in a given annual period as compared to the beginning portfolio balance for a specific portfolio of sold leases. While the Company’s recourse is limited, the Company maintain reserves at a level sufficient to cover all anticipated credit losses. The aggregate reserve for uncollectible lease payments and recourse liability represents the reserve for the entire lease portfolio. These reserves are either netted from consolidated accounts receivable, netted against current or long-term “investment in sales-leases” or included in long-term liabilities for sold rental payments remaining unbilled. Sales of rental payments per period:

Period Ended
April 30, 2008

Sales of rental payments	$69.7
Sold payments remaining unbilled at end of year	$247.6

Sales of rental payments represents the gross selling price or total present value of the payment stream on the sale of the rental payments to third parties. Sold payments remaining unbilled at the end of the year represents the total balance of leases that is not included in our balance sheet. The Company does not expect to incur any significant losses in excess of reserves from the recourse provisions related to the sale of rental payments. The Company is compensated for administration and servicing of rental payments sold.

At April 30, 2008, future minimum lease payments related to the sold rental streams remaining unbilled are: 2009 — $87.4, 2010 — $71.5, 2011 — $49.5, 2012 — $28.3, 2013 — $10.9.

At April 30, 2008, future minimum lease receipts due from customers related to the lease portfolio included in our April 30, 2008 balance sheet are: 2009 — $26.0, 2010 — $13.6, 2011 — $9.1, 2012 — $6.2, 2013 — $4.8.

12.	PROPERTY AND EQUIPMENT

	April 30,	April 30,
	2007	2008

Cost:
Equipment	$69.9	$82.5

	69.9	82.5

Less accumulated depreciation
Equipment	53.4	55.5

	$16.5	$27.0

As of April 30, 2008, equipment included leased assets with cost of $6.6 (2007 — $6.2) and accumulated depreciation of $4.1 (2007 — $2.8) and equipment utilized in the provision of Managed Services (see Note 2(d)) with cost of $7.4 (2007 — $7.5) and accumulated depreciation of $6.8 (2007 — $6.6). Depreciation expense recorded in fiscal 2008 amounted to $13.5 (2006 — $8.6; 2007 — $7.1).

13.	GOODWILL

	April 30,	April 30,
	2007	2008

Balance, beginning of the period	$6.0	$6.8
Goodwill acquired — Inter-Tel	—	414.3
Foreign currency impact	0.8	(0.2)

Balance, end of period	$6.8	$420.9

Except for the year of acquisition, the Company performs its impairment tests of goodwill annually on January 31 in accordance with SFAS 142, “Goodwill and Other Intangible Assets”. The Company concluded that there was no impairment since the fair value determinations of the reporting units were found to exceed the carrying values in fiscal 2007 and fiscal 2008.

14.	INTANGIBLE AND OTHER ASSETS

	April 30,	April 30,
	2007	2008

Cost:
Patents, trademarks and other	$6.9	$8.9
Customer relationships	—	99.7
Developed technology	—	78.8
Trade name	—	2.3

	6.9	189.7

Less accumulated amortization
Patents, trademarks and other	3.6	4.9
Customer relationships	—	9.0
Developed technology	—	7.0
Trade name	—	0.8

	3.6	21.7

	$3.3	$168.0

During fiscal 2008, the Company recorded approximately $180.8 of intangible assets related to the acquisition of Inter-tel. The amount represents the fair value of the customer relationships, developed technology, and trade name. The intangible assets have a weighted-average useful life of 8 years, 8 years and 2 years.

Amortization of intangible and other assets was $1.7, $1.9 and $18.1 each in fiscal 2006, fiscal 2007, and fiscal 2008 respectively. The estimated amortization expense related to intangible assets in existence as of April 30, 2008, over the next five years is as follows: fiscal 2009 — $25.5; fiscal 2010 — $24.1; fiscal 2011 — $23.1; fiscal 2012 — $23.1 and fiscal 2012 — $22.6. The Company does not allocate intangible assets to its segments, as management does not use this information to measure the performance of the operating segments.

15.	BANK INDEBTEDNESS

The Company’s UK subsidiary has indemnity facilities totaling $1.9 (£1.0) available for letters of credit and other guarantees, $0.3 of which has been drawn at April 30, 2008 (April 30, 2007 — $0.9). The indemnity and credit facilities are unsecured.

On August 16, 2007, in connection with the merger transaction described in Note 3, the Company secured a five-year, $30 million revolving credit facility, $12.0 of which was drawn at April 30, 2008. Under the revolving credit facility, borrowings are available in both U.S dollars and Canadian dollars, and include letters of credit. The revolving credit facility bears interest at LIBOR plus 3 1/4% and is fully secured by the Company’s assets. During fiscal 2008 LIBOR ranged from 2.9375% to 4.9375%.

Amounts appearing in bank indebtedness as of April 30, 2007 and April 30, 2008 represent credit book balances resulting from an excess of outstanding cheques over funds on deposit where a right of offset does not exist.

16.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	April 30,	April 30,
	2007	2008

Trade payable	$40.0	$40.2
Employee-related payables	14.0	36.8
Restructuring, warranty and other provisions	5.1	11.4
Receivables purchase obligation	12.8	—
Other accrued liabilities	26.9	65.5

	$98.8	$153.9

17.	LONG-TERM DEBT

	April 30,	April 30,
	2007	2008

First lien, interest at LIBOR plus 3 1/4%, payable quarterly, 7 year term maturing August 16, 2014, secured by all Company assets	$—	$289.9
Second lien, interest at LIBOR plus 7%, payable upon maturity, 8 year term maturing August 16, 2015, secured by all Company assets	—	129.7
Capital leases, at interest rates varying from 1.3% to 11.8%, payable in monthly installments, with maturity dates ranging from 8 to 36 months, secured by the leased assets	4.0	3.1
Note payable, at interest of 7.5%, payable in monthly installments, maturing May 2015	—	0.4

	4.0	423.1
Less: current portion	1.9	2.4

	$2.1	$420.7

On August 16, 2007, the Company borrowed, from a syndicate of lenders, $300 million under a seven-year term First Lien Credit Agreement and $130 million under an eight-year Second Lien Credit Agreement. In addition, as part of the transaction, the Company secured a five-year, $30 million revolving credit facility, as described in Note 15. All three credit agreements bear interest based on LIBOR and are fully secured by all of the Company’s assets. During fiscal 2008 LIBOR ranged from 2.9375% to 4.9375%.

The term loans are repayable in full on their respective maturity dates, but 1% of the first lien’s original balance matures each year in equal quarterly installments until August 16, 2014. All three of the credit agreements have customary default clauses, wherein repayment of one or more of the credit agreements may be accelerated in the event of uncured default. The proceeds from the issuance of equity or debt, and proceeds from the sale of Company assets, as well as excess annual cash flows (as defined in the agreements), may also be required to be used, in whole or in part, to make mandatory prepayments under the First and Second Lien Credit Agreements.

The credit agreements contain affirmative and negative covenants, including: (a) periodic financial reporting requirements, (b) maintaining a maximum ratio of consolidated debt to earnings before interest, taxes, depreciation and amortization, adjusted for certain business restructuring charges and related expenses and non-cash charges, referred to as adjusted EBITDA, that ranges from 7.10:1 and 2.00:1 depending on the fiscal quarter to which the calculation relates, (c) limitations on the incurrence of subsidiary indebtedness and also the borrowers themselves, (d) limitations on liens, (e) limitations on investments and (f) capital expenditures.

As of April 30, 2008, the Company was in compliance with all of the covenants included in the credit agreements which were applicable at that time.

Interest expense related to capital leases, was $0.2 in fiscal 2008 (2006 — $0.5; 2007 - $0.2). Future minimum lease payments as of April 30, 2008 under capital leases total $3.5 of which $2.1, $0.7, $0.6 and $0.1 relate to fiscal years 2009 to 2012, respectively. Interest costs of $0.4 are included in the total future lease payments.

18.	CONVERTIBLE NOTES

On April 27, 2005, the Company issued Senior Secured Convertible Notes, with attached warrants, for gross proceeds of $55.0 to a group of private investors (“Holders”). The notes were set to mature on April 28, 2010 and accrued interest, payable semi-annually in arrears, at LIBOR plus 5.0% for any period prior to the consummation of a Qualified IPO, LIBOR plus 2.5% for any period following the consummation of a Qualified IPO and LIBOR plus 10.0% on or after the 30 month anniversary of the issuance date of the convertible notes if a Qualified IPO has not been consummated. At any time on or after the consummation of a Qualified IPO or upon the occurrence of a Fundamental Change, the Holders of the notes were entitled to convert any portion of the outstanding principal and accrued and unpaid interest into common shares of the Company with the number of common shares to be received being calculated based on a formula that considers the fair value of the common shares in the case of an IPO and, in the case of a Fundamental Change, is based on $1.50 per common share subject to adjustment for a Make-Whole Premium. The Make-Whole Premium, which was based on the effective date of the Fundamental Change, the current fair value of the Company’s common shares and whether the Fundamental Change occurs Pre-IPO or Post-IPO could have been settled in cash, by delivery of common shares or a combination thereof at the option of the Company. The determination of the Make-Whole Premium was not based on interest rates or credit risk and therefore was not considered clearly and closely related to the host instrument and qualifies as an embedded derivative under SFAS 133. Accordingly, the fair value of the embedded derivative was required to be recorded at fair value separate from the debt host. As at April 30, 2007, and immediately prior to the repayment, management had determined the fair value of the derivative instrument to be nominal.

At any time commencing on or after the later of (i) May 1, 2008 and (ii) the 18 month anniversary of the Lock-Up Expiration Date provided that on each of the 10 consecutive trading days, the closing sale price per share is at least 200% of the conversion price of the notes, the Company had the right to redeem all or any portion of the principal remaining under the notes at a redemption price equal to the principal plus interest accrued to the date of redemption plus the net present value of the remaining interest payments to April 28, 2010. Upon the occurrence of a Fundamental Change, the Company had the right to irrevocably offer to repurchase all or a portion of the notes at a price equal to (i) 125% of the principal of the notes (plus accrued and unpaid interest) if the Fundamental Change occurs during 18 months after issuance but prior to the consummation of a Qualified IPO, (ii) 120% of the principal of the notes (plus accrued and unpaid interest) if the Fundamental Change occurs following the 18 months after issuance but prior to the consummation of a Qualified IPO or (iii) 100% of the principal of the notes (plus accrued and unpaid interest) if the Fundamental Change occurs following the consummation of a Qualified IPO. A Fundamental Change includes a consolidation or merger, sale, transfer or assignment of all or substantially all of the Company’s assets, a purchase of more than 50% of the Company’s outstanding common shares, consummation of a stock purchase agreement or other business combination, or reorganization, recapitalization or reclassification of the common shares of the Company, or any event that results in the Principal Shareholder beneficially owning in aggregate less than 115 million of the issued and outstanding shares in the capital of the Company.

The Holders of the notes did not have any voting rights and all payments due under the notes ranked pari passu with all additional notes and were not subordinate to any indebtedness of the Company. The notes were secured by a first priority, perfected security interest over the assets of the Company and over the assets and stock of specific subsidiaries.

In conjunction with the issuance of the Senior Secured Convertible notes, the Company issued 16.5 million warrants, which are described further in Note 24. The gross proceeds from the financing were allocated between the notes and the warrants based on their relative fair values. Debt issue costs of $4.5 were incurred in connection with the financing transaction, and were recorded as a deferred charge within the Investments, and Other Assets balance in the Consolidated Balance Sheet.

On August 16, 2007, in connection with the merger transaction described in Note 3 and the financing transactions described in Notes 17 and 23, the Senior Secured Convertible notes were repaid with $66.0 of cash plus accrued interest of $1.7, and the terms of the 16.5 million warrants were amended such that the exercise price decreased from $1.50 to $1.28, the expiration date was extended until August 16, 2012 and the anti-dilution rights were amended to provide the same protection as the shareholders of the Class 1 Preferred shares (described in Note 23). The retirement of the convertible notes and the modification of the warrants resulted in a combined loss of $20.8 comprised of $15.3 relating to the convertible notes carrying value, $2.7 on unamortized deferred debt issue costs and $2.8 on the modification of the warrants.

The following table summarizes the movement in the carrying value of the convertible notes:

	April 30,	April 30,
	2007	2008

Balance, beginning of period	$48.7	$50.2
Accretion of convertible notes to redemption value prior to merger	1.5	0.5
Foreign currency impact	—	—
Settlement upon merger	—	(66.0)
Loss on early extinguishment of debt	—	15.3

Balance, end of period	$50.2	$—

19.	COMMITMENTS AND GUARANTEES

Operating leases

The Company leases certain equipment and facilities under 3rd party operating leases. The Company is also committed under related party leases and subleases for certain facilities (see Note 4). Rental expense and income on operating leases were as follows:

	2006	2007	2008

Rental expense
Arms-length	$8.1	$12.2	$20.1
Related party	6.5	6.6	7.3

Total	$14.6	$18.8	$27.4

Rental income
Arms-length	$0.2	$1.9	$2.2
Related party	2.8	0.7	0.5

Total	$3.0	$2.6	$2.7

Future minimum operating lease payments and future sublease income are as follows:

	Future Lease Payments		Future Lease Income
Fiscal year	Arms-length	Related Party	Arms-length	Related Party

2009	$17.1	$9.0	$1.9	$0.2
2010	13.4	9.0	0.3	0.2
2011	10.2	7.5	—	0.1
2012	8.3	—	—	—
2013	7.2	—	—	—
Thereafter	12.0	—	—	—

Total	$68.2	$25.5	$2.2	$0.5

Guarantees
The Company has the following major types of guarantees that are subject to the accounting and disclosure requirements of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”):
Product warranties
The Company provides its customers with standard warranties on hardware and software for periods up to fifteen months. The following table details the changes in the warranty liability:

	April 30,	April 30,
	2007	2008

Balance, beginning of period	$2.0	$1.8
Warranty costs incurred	(1.2)	(1.7)
Warranties issued	1.1	1.6
Other	(0.1)	0.7

Balance, end of period	$1.8	$2.4

Intellectual property indemnification obligations

The Company enters on a regular basis into agreements with customers and suppliers that include limited intellectual property indemnification obligations that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of these intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the consolidated financial statements with respect to these guarantees.

Bid and performance related bonds

The Company enters into bid and performance related bonds related to various customer contracts. Performance related bonds usually have a term of twelve months and bid bonds generally have a much shorter term. Potential payments due under these may be related to the Company’s performance and/or the Company’s resellers’ performance under the applicable contract. Under FIN 45, the Company must measure and recognize a liability equal to the fair value of bid and performance related bonds involving the performance of the Company’s resellers. At April 30, 2007 and April 30, 2008 the liability recognized in accounts payable and accrued liabilities related to these bid and performance related bonds, based on past experience and management’s best estimate, was insignificant. At April 30, 2008, the total maximum potential amount of future payments the Company could be required to make under bid and performance related bonds was $5.6 (2007 — $3.6).

20.	CONTINGENCIES

On June 23, 2006, one of the Company’s competitors filed a complaint in the United States District Court for the Eastern District of Virginia alleging that the Company is infringing on certain of its patents and requested damages. On September 8, 2006 the Company filed a defense to the competitor’s complaint and a counterclaim alleging that the competitor is infringing on certain of the Company’s patents and also requested damages. The competitor had also filed a complaint in the United States District Court for the District of New Jersey seeking a declaratory judgment that certain of the Company’s patents are not being infringed by them or are invalid. During fiscal 2007, the Company and the competitor both expressed willingness to settle all litigation claims outside of court, and a final agreement was reached on March 19, 2007. Under the terms of the settlement agreement, the competitor agreed to release the Company from all past infringements and the parties have also entered into a covenant to not sue each other for a period of 5 years from the effective date. In accordance with SFAS No. 5, Accounting for Contingencies, a one-time litigation settlement charge of $14.8, representing the present value of $19.7 payable over a 5-year period and discounted using an interest rate of 12%, was recorded during the year ended April 30, 2007 in the consolidated statement of operations. Also included in the litigation settlement charge of $16.3 are legal costs incurred of $1.5. At April 30, 2008, $3.5 (April 30, 2007 - $5.9) had been recorded in accounts payable and accrued liabilities and $8.4 (April 30, 2007 — $10.8) was recorded in the litigation settlement obligation.

On June 27, 2007, the Company filed a suit against one of its competitors alleging that the competitor infringed on a number of Mitel’s patents. The Company is seeking unspecified monetary damages as well as a preliminary injunction. The competitor responded by filing a counterclaim against the Company alleging that the Company infringed on one of its patents, and also filed a related action in the Ontario Superior Court of Justice alleging that Mitel committed trade libel by inter alia issuing a press release that announced the filing of the infringement case in the Eastern District of Texas. Potential damages from the counterclaim and trade libel claim cannot be assessed at this time. The Company has analyzed the patent asserted by the competitor and believes that both the counterclaim and defamation claims are without merit.

On February 27, 2008, the Company issued a statement of claim against one of its customers for non-payment of invoices arising from the provision of hardware, software and services. The customer responded with a counterclaim for a return of amounts paid plus other unquantified costs. The Company believes that the counterclaim is without merit and intends to defend itself vigorously, but is not able to determine the outcome at this point in time.

Prior to the acquisition, certain former distributors of telephone equipment under dealer agreements with Executone, a company whose assets were acquired by Inter-Tel in January 2000, brought suit against Inter-Tel asserting that Inter-Tel was liable for Executone’s breaches of such dealer agreements. The plaintiffs also asserted that Inter-Tel misled them by promising to continue certain Executone lines of products when they had no intention to do so. The plaintiffs have asserted claims for breach of contract and promissory estoppel, and seek compensatory and consequential damages in an unspecified amount. At the time of the acquisition, Inter-Tel was still in the process of evaluating the complaints and was conducting discovery. As at the date of issuing these financial statements, discovery is ongoing and the Company continues to evaluate and defend the case. No amounts have been accrued at April 30, 2008.

The Company is also party to a small number of other legal proceedings, claims or potential claims arising in the normal course of its business. In the opinion of the Company’s management and legal counsel, any monetary liability or financial impact of such claims or potential claims to which the Company might be subject after final adjudication would not be material to the consolidated financial position of the Company, its results of operations, or its cash flows.

21.	REDEEMABLE COMMON SHARES

Pursuant to the shareholders’ agreement dated April 23, 2004, upon failure to complete an initial public offering (“IPO”) of its common shares by September 1, 2006 (the “put date”), Zarlink, a shareholder of the Company, had a right to require the Company to redeem for cash all or part of its 10,000,000 common shares held in the Company at a price of C$2.85 per common share which translates to a total cash outlay of $25.8 based on April 30, 2007 foreign exchange rates. On June 26, 2006 the agreement was amended to extend the put date until May 1, 2007. On May 30, 2007, the put date was again extended until the earlier of the completion of the merger transaction described in Note 3, or November 2, 2007.

On August 16, 2007, in connection with the merger transaction and the financing transactions described in Note 3, all of the Zarlink Redeemable common shares were purchased for cancellation for aggregate consideration of $12.9. The difference between the redemption price and the original carrying value of $16.8 plus accreted interest of $2.1, was recorded as a reduction to the accumulated deficit. If the Company completes an acquisition or IPO within twelve months of the refinancing an additional consideration could be payable if the effective price was at least $1.75 per share. If this price was reached the additional consideration would be $3.5 and would increase by 75% of value in excess of $1.75 for each share that Zarlink owned prior to the refinancing. The Company does not expect any additional consideration to be payable.

22.	DERIVATIVE LIABILITY INSTRUMENT

Class 1 Preferred Shares

As further described in Note 23, the Company issued 307,087 and 9,668 Convertible, Redeemable Preferred Shares ((“Class 1 Preferred Shares”) on August 16, 2007 and January 18, 2008. The preferred shares are subject to mandatory conversion upon the closing of a qualified public offering, as defined in Note 23, or at the option of the holder. If a qualified public offering is not complete by August 16, 2014, the Class 1 Preferred Shares will be subject to mandatory redemption for an amount that is the greater of the “Net Accreted Value”, as defined in Note 23, or the value of the common shares into which the Class 1 Preferred Shares are convertible.

Pursuant to EITF 00-19 and SFAS 133, since the holders of the preferred shares have the ability to receive cash for an amount equal to the value of the common shares into which the Class 1 Preferred Shares would convert in the event of a mandatory redemption on August 16, 2014, the entire conversion option must be separately accounted for as a derivative liability. In accordance with SFAS 133, the derivative is originally recorded at fair value, and subsequent changes in fair value are recorded in the Consolidated Statement of Operations. The fair value of the derivative was determined using the lattice-binomial model, and the following assumptions: seven year life, interest rate of 3.00%, volatility of 76.6% and no dividends. At August 16, 2007, January 18, 2008 and April 30, 2008 the fair value of the embedded derivative on a per share basis was determined to be $361.91, $356.60 and $343.27 respectively. The combined change in fair value between the issuance date of the shares and April 30, 2008 of $6.0 was recorded as a gain in the Consolidated Statement of Operations.

Upon closing of a qualified public offering, where the underlying Class 1 Preferred Shares are automatically converted into common shares of the Company, the derivative liability will transfer to equity.

Preferred A and B Shares

As described further in Note 23, since a portion of the redemption price of the preferred A and B shares was indexed to the common share price of the Company, an embedded derivative existed which was bifurcated and accounted for separately, under SFAS 133. The derivative component relating to both the Series A and B Preferred Shares was valued at $70.0 just prior to the merger (April 30, 2007 — $67.3). Upon completion of the merger transaction, the derivative liability was reversed, resulting in a gain in the Company’s consolidated statement of operations of $58.6 and a credit to accumulated deficit of $11.4 for the year ended April 30, 2008.

23.	CONVERTIBLE, REDEEMABLE PREFERRED SHARES

Class 1 Preferred Shares

In connection with the merger transaction described in Note 3, the Company issued 307,087 and 9,668 Class 1 Preferred Shares on August 16, 2007 and January 18, 2008 respectively for cash consideration of $1,000 per share, together with attached common stock purchase warrants. The warrants entitle the holders of the Class 1 Preferred Shares to purchase an aggregate of 22,563,201 common shares of the Company at an exercise price of $1.32 per share. The warrants are immediately exercisable and expire 5 years from the original issuance date. The relative fair value of each warrant on the date of issuance of $0.27 was allocated from the net proceeds on issuance of the shares and is recorded as a component of shareholders’ deficiency.

The holders of the Class 1 Preferred Shares are entitled to non-cumulative dividends if, as and when declared by the Board of Directors of the Company. The amount of any dividends declared is determined as the amount that the holders of Class 1 Preferred Shares would have received by way of dividends paid on the Common Shares had they converted their Class 1 Preferred Shares into Common Shares. No dividends had been declared as of April 30, 2008.

In addition to voting as a class in respect of matters pertaining to that class, the holders of the Class 1 Preferred Shares are entitled to vote together with the Common Shares. Each Class 1 Preferred Share entitles the Class 1 Preferred Holder to the number of votes per share equal to the number of Common Shares that would be issuable on conversion of such Class 1 Preferred Share.

Each Class 1 Preferred Share is convertible at any time, in whole or in part, at the holder’s option without payment of any additional consideration, into a number of common shares that is equivalent to the accreted value of each Class 1 Preferred Share divided by $1.3161. The accreted value of each share is equal to $1,000 per share increasing at the rate of 8% per annum. Accordingly, on the date the Class 1 Preferred Shares were issued, each Class 1 Preferred Share is convertible into 759.8207 Common Shares. On the date that is one year following the date of issuance of the Class 1 Preferred Shares, assuming no other adjustments are applicable, each Class 1 Preferred Share will be convertible into 820.6063 Common Shares.

The Company has the right to require the conversion of the issued and outstanding Class 1 Preferred Shares into common shares at the then-applicable conversion ratio immediately prior to, and conditional upon, the closing of a public offering in which the aggregate gross cash proceeds are not less than $100.0 and in which the Common Shares are listed on and posted for trading, traded or quoted on the Toronto Stock Exchange, the New York Stock Exchange or the Nasdaq Stock Market, provided that the value per Class 1 Preferred Share on an as-converted to Common Shares basis is equal or greater than: (a) 150% of the “Net Accreted Value”, which is defined as $970.35 per share increasing at the rate of 8% per annum, if the public offering is completed within one year after the issuance of the Class 1 Preferred Shares; (b) 175% of the Net Accreted Value if the public offering is completed after the first anniversary but on or before the end of the second anniversary of the issuance of the Class 1 Preferred Shares; or (c) 200% of the Net Accreted Value if the public offering is completed after the second anniversary of the issuance of the Class 1 Preferred Shares.

At any date that is after 5 years and one day from the original issuance date of the Class 1 Preferred Shares, both the Company and the majority holders of the Class 1 Preferred Shares have a right to require the Company to redeem the shares for cash. The Class 1 shares are redeemable by the holders at a redemption amount equal to the “Net Accreted Value” ($970.35 per share increasing at the rate of 8% per annum). The Class 1 shares are redeemable by the Company at a redemption amount equal to the greater of the Net Accreted Value and value of common shares into which the Class 1 Preferred Shares are convertible. At any date after 7 years from the original issuance date, the Class 1 Preferred Shares are subject to mandatory redemption for an amount that is the greater of the Net Accreted Value or the value of common shares into which the Class 1 Preferred Shares are convertible. Payment of redemption amounts will be subject to any restrictions pursuant to the Debt Financing described in Note 17.

The initial value of the Class 1 Preferred Shares of $307.7, after relative fair value allocation of proceeds between the Class 1 Preferred Shares and warrants, is classified in the mezzanine section of the Consolidated Balance Sheet net of the embedded derivative liability described in Note 22. The difference between the initial carrying amount and the redemption amount is being accreted through deficit over the five-year period to redemption using the effective interest method. At April 30, 2008, the amount of accreted interest was $24.4.

The following table summarizes the allocation of the Class 1 Preferred Shares net of share issue costs, among its different elements:

April 30,
2008

Convertible, redeemable preferred shares
Issued for cash	$289.5
Issued in exchange for Series A Preferred shares	18.2
Less: amount allocated to warrants	(6.0)
Less: amount allocated to embedded derivative liability (Note 22)	(114.6)
Less: other issuance costs	(3.0)
Accreted interest	24.4

Carrying value as of April 30, 2008	$208.5

As a condition to completing the Class 1 Preferred Share financing, as well as the debt financing described in Note 17, on August 16, 2007, each existing Series A Preferred Share (as described below) was converted into 0.000871 of a Class 1 Preferred Share and 0.2679946 of a Common Share, and received a return of capital for a total amount of $18.5 (C$20.0). Each existing Series B Preferred Share (also described below) was converted into 1.682 Common Shares, some of which were redeemed in cash for a total of $17.7. Both classes of shares were subsequently and entirely deleted from the Company’s articles of incorporation. As a result of an amendment to the conversion terms of the Series A Preferred Shares made prior to the completion of the Class 1 Preferred Shares financing, the resulting transaction was accounted for as an induced conversion in accordance with EITF D-42. Accordingly, the excess of the fair value of consideration paid over the original conversion terms was recorded as a charge to accumulated deficit in the amount of $30.7, of which $1.4 was allocated to the beneficial conversion feature that was recorded as a deemed dividend upon issuance of the Series A Preferred Shares. The Series B Preferred Shares were converted to common shares in accordance with their original terms which included receiving additional shares in the event of conversion occurring more than two years after the issuance date. The issuance of 10,912,085 additional shares resulted in a beneficial conversion feature of $43.7 recorded as a charge to accumulated deficit. Since one of the Company’s Series B Preferred Shareholders exercised its exclusive right to require the Company to redeem half of its 16,000,000 Series B Preferred Shares, a loss of $12.6 was triggered and charged to accumulated deficit.
Series A Preferred Shares
On April 23, 2004 the Company issued 20,000,000 Class A Series 1 Convertible and Redeemable Preferred Shares (“Series A Preferred Shares”) for cash consideration of C$1.00 per share (USD equivalent of $0.73 per share), together with attached common stock purchase warrants. As described further in Note 24, the warrants entitle the Series A holders to purchase 5,000,000 common shares of the Company at an exercise price of C$1.25 per share. The warrants were immediately exercisable and expire 7 years from the original issuance date. The fair value of the warrants on the date of issuance of $1.0 was allocated from the net proceeds on sale of the shares and was recorded as a component of shareholders’ deficiency. The warrants were not cancelled or modified upon cancellation of the Series A preferred shares on August 16, 2007 and remain exercisable until April 23, 2011.

The Series A Preferred Shares were convertible at any time at the option of the holders without payment of any additional consideration into common shares at a conversion value of C$1.00 per share, plus any declared but unpaid dividends. The terms of the agreement provided that, if the Company subsequently issued common shares or common share equivalents at a price less than the conversion value in effect prior to such issuance (subject to certain excluded transactions), the conversion value of the Series A Preferred Shares would be reduced accordingly. The Series A Preferred Shares also had the following additional conversion features: i) the shares would automatically convert into common shares upon the closing of a qualified IPO or upon a vote or written consent of the majority of the Series A shareholders; ii) if the Series A shareholders converted after 2 years from the original issue date, in addition to the common shares otherwise issuable upon conversion, the Series A shareholders would also receive, in respect of each share so converted, an additional number of common shares equal to the issue price of C$1.00 per preferred share divided by the fair market value of a common share on the date of conversion; iii) if the shares were converted pursuant to a non-qualified IPO within the first two years after the original issuance, the Series A shareholders would receive an additional number of common shares based on a formula set out in the articles of the Company which takes into consideration the relative value of the issue price to the IPO price.
At any date after 5 years and one day from the original issuance date, or at any date prior to a partial sale event other than a public offering, the majority holders of the Series A Preferred Shares had a right to require the Company to redeem the shares for cash. The redemption amount would be equal to the original issue price of C$1.00 per preferred share times the number of Series A Preferred Shares outstanding, plus any declared but unpaid dividends, plus the then current fair market value of the common shares into which the Series A Preferred Shares are convertible (other than common shares issuable under additional conversion features). The Series A shareholders also had a right to request the redemption of the Series A shares upon the exercise of put rights by certain other shareholders of the Company. In the event of an exercise of such put rights, the redemption amount would be equal to the original issue price of C$1.00 per preferred share times the number of Series A Preferred Shares outstanding, plus any declared but unpaid dividends, plus the issuance of the number of common shares into which the Series A Preferred Shares are convertible. At April 30, 2007 management had estimated that the fair market value of the preferred shares was C$2.16 per share.
As a portion of the redemption price of the preferred shares was indexed to the common share price of the Company, an embedded derivative existed which was bifurcated and accounted for separately, under SFAS 133. The derivative component relating to the Series A Preferred Shares was valued at $16.0 just prior to the merger (April 30, 2007 — $15.3). Upon completion of the merger transaction, the derivative liability was reversed, resulting in a gain in the Company’s consolidated statement of operations of $4.6 and a credit to accumulated deficit of $11.4.
Series B Preferred Shares
The Series B Preferred Shares carried the same rights and privileges with respect to dividends and votes as the Series A Preferred Shares, except that the Series B Preferred Shares ranked junior to the Series A Preferred Shares, but senior to the holders of common shares or any other class of shares, in the event of payment of preferential amounts required upon a liquidation or change of control.
The Series B Preferred Shares carried the same conversion rights, and in the same conversion amounts, as the Series A Preferred Shares.
Pursuant to the shareholders’ agreement dated April 23, 2004, upon failure to complete an IPO of its common shares by the put date, one of the Company’s Series B Preferred Shareholders, had the right to require the Company to redeem for cash all or part of its 16,000,000 Series B Preferred Shares held in the Company at a price of C$1.00 per preferred share, plus interest accrued at an annual rate of 7 percent commencing on August 31, 2001 and compounded semi-annually. On June 26, 2006 the agreement was amended to extend the put date until May 1, 2007. As described above, this shareholder exercised its put right on August 16, 2007 and redeemed half of its preferred share rights. The cash redemption triggered a loss of $12.6 that was charged to retained earnings.
At any date after 5 years from the original issuance date, or at any date prior to a partial sale event other than a public offering, the majority holders of the Series B Preferred Shares had a right to require the Company to redeem the shares for cash. The redemption amount is equal to the original issue price of C$1.00 per preferred share times the number of Series B Preferred Shares outstanding, plus any declared but unpaid dividends, plus the then current fair market value of the common shares into which the Series B Preferred Shares were convertible (other than common shares issuable under additional conversion features). At April 30, 2007 management had estimated that the fair market value of the preferred shares was C$2.16 per share.
As a portion of the redemption price of the preferred shares was also indexed to the common share price of the Company, an embedded derivative existed which had been bifurcated and accounted for separately, under SFAS 133. The derivative component relating to the Series B Preferred Shares was valued at $54.0 just prior to the merger (April 30, 2007 — $52.0) and was recorded as a gain in the Company’s consolidated statement of operations upon completion of the merger transaction.
The following table summarizes the movement in the carrying value of the redeemable Series A and B Preferred shares at April 30, 2007 and April 30, 2008:

	Series A	Series B	Total

Carrying value as of April 30, 2006	$8.6	$36.9	$45.5

Fiscal 2007
Accreted interest	2.1	4.9	7.0

Carrying value as of April 30, 2007	$10.7	$41.8	$52.5

Fiscal 2008
Accreted interest pre-merger	0.7	1.4	2.1
Cash redemption	(18.5)	—	(18.5)
Cash redemption (immediately following the exchange of redeemable preferred shares for common shares)	—	(17.7)	(17.7)
Exchange of redeemable preferred shares for common shares upon merger	(5.4)	(38.1)	(43.5)
Exchange of redeemable Series A Preferred Shares for redeemable Class 1 Preferred Shares	(18.2)	—	(18.2)
Deemed dividend relating to beneficial conversion feature recorded upon issuance of Series A Preferred Shares	1.4	—	1.4
Charge to accumulated deficit	29.3	12.6	41.9

Carrying value as of April 30, 2008	$—	$—	$—

24.	WARRANTS

The following table outlines the carrying value of warrants outstanding as of April 30, 2007 and April 30, 2008:

	April 30,	April 30,
	2007	2008

i) Warrants issued/issuable in connection with government funding	$39.1	$39.1

ii) Warrants issued in connection with Series A Preferred Shares	1.0	1.0

iii) Warrants issued to financing agent	0.1	0.1

iv) Warrants issued in connection with Senior Secured Convertible Notes	7.7	10.5

v) Warrants issued to Wesley Clover Corporation	15.0	—

vi) Warrants issued in connection with Class 1 Preferred Shares	—	6.0

Total warrants outstanding	$62.9	$56.7

i) During fiscal 2003, the Company, in conjunction with the Partner Company and the Funding Company, signed an agreement for funding from the Canadian Government for up to C$60.0 of the Funding Company’s, the Partner Company’s and the Company’s research and development activities over a three-year period. Pursuant to the terms of the agreement, in exchange for funding received from the Government of Canada, the Company committed to issue warrants to Her Majesty the Queen in Right of Canada exercisable into common shares for no additional consideration. The number of warrants to be issued on September 30 in each fiscal year was determined based on the funding received and the fair market value of the common shares at the date of issuance. The warrants have no expiry date.

As at April 25, 2004 the Company had issued warrants to acquire 12,986,968 common shares pursuant to the above agreement. During fiscal 2005, an additional 13,862,943 warrants were issued at the then fair value of C$1.00 per share, of which 11,481,109 warrants related to $8.7 of government funding that was receivable and received during fiscal 2004, and the remaining 2,381,834 relate to funding received during fiscal 2005. As at April 24, 2005 a total of 26,849,911 warrants had been issued pursuant to the above agreement. Warrants relating to the $7.2 of government funding received in fiscal 2005 totaled 12,887,440 and were issued in fiscal 2006 in accordance with the terms of the agreement. Since the Company had reached its maximum funding limit in fiscal 2005, no additional funding was received and no additional warrants were issued in fiscal 2006 or fiscal 2007. As of April 30, 2008 there are 37,355,518 warrants outstanding and no remaining amounts receivable (April 30, 2007 — $nil).

ii) In connection with the issuance of Series A Preferred Shares in fiscal 2004, the Company issued to the holders of the Series A Preferred Shares warrants to acquire 5,000,000 common shares of the Company. The warrants are exercisable at C$1.25 per common share and have a seven year life. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: seven year life, interest rate of 4.37 percent, volatility of forty percent and no dividends. The warrants are automatically exercisable based on a formula in connection with a Qualified IPO.

iii) In connection with the issuance of Series A Preferred Shares in fiscal 2004, the Company issued warrants to the placement agent to acquire 1,000,000 common shares of the Company, as consideration for services rendered in connection with the financing transaction and accounted for them as an issue cost. The fair value of the warrants was estimated based on the fair value of services received. The warrants are exercisable at the earlier of 5 years or an IPO at C$1.00 per share.

iv) As described in Note 18, in connection with the issuance of the Senior Secured Convertible Notes on April 27, 2005, the Company issued to the holders warrants to acquire 16,500,000 common shares of the Company. The warrants are exercisable at any time on or after the earliest of the date of effectiveness of a Qualified IPO as defined in the warrants, the date of effectiveness of any other public offering of the common shares or upon and following a fundamental change. The warrants are exercisable at a price per share equal to the lower of (i) USD $1.50 and (ii) the arithmetic average of the closing sales prices of the Company’s shares during the first 10 trading days following the date of expiry of any lock-up restrictions entered into by the Company in connection with a Qualified IPO. The warrants expire the later of (i) the 4th anniversary of the issuance date and (ii) if a Qualified IPO occurs prior to the 4th anniversary, the 1st anniversary of the effective date of the Qualified IPO. The Holder may elect, in lieu of making the cash payment upon exercise of the warrants, to receive the “net number” of common shares which equates to the excess of the fair value of the common shares over its exercise price. The relative fair value of the warrants on the date of issuance of $7.7 was allocated from the proceeds on the issuance of the convertible notes and has been recorded as a component of shareholders’ deficiency. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: five year life, interest rate of 3.83 percent, volatility of one hundred percent and no dividends.

On August 16, 2007, in connection with the merger transaction described in Note 3 and the financing transactions described in Notes 17 and 23, the warrants were amended such that the exercise price per share decreased from USD $1.50 to USD $1.28, the expiration date was extended until August 16, 2012 and the anti-dilution rights were amended to provide the same protection as the shareholders of the Class 1 Preferred shares. As a result of these modifications, the fair value of the warrants was re-measured using the Black-Scholes option pricing model with the following assumptions: additional five year life, interest rate of 4.33 percent, volatility of 77%, strike price of $1.28 and no dividends. The re-measurement expense increased the loss on debt extinguishment by $2.8 and the fair value of the warrants increased accordingly.

v)	On September 21, 2006, the Company issued 15,000 warrants to Wesley Clover for an aggregate purchase price of $15.0. Each of the warrants entitled the holder to purchase the Company’s common shares. The warrants were automatically exercisable, without the payment of any additional consideration, at the time that is either (i) immediately prior to the completion of an initial public offering (ii) immediately prior to a sale of all or substantially all of the Company’s equity to a purchaser for cash or for a mix of cash and shares or (iii) immediately prior to a Fundamental Change as defined in Note 18, but in no event later than September 21, 2008.

The warrants were exercisable at a price per share equal to the lesser of $1,000 divided by (i) 85% of the US dollar price per common share being offered in the initial public offering or upon the change of control event if it occurs in the first 12 months and increasing by 1 1/4% per month thereafter subject to a maximum additional discount of 15%, and (ii) $1.50. In the event of a Fundamental Change, the warrants were exercisable at a price per share equal to $1,000 divided by $1.50. The terms of the warrant do not limit the number of shares that are issuable on conversion.

On August 16, 2007, as a condition to completing the merger and financing transactions described in Note 3, 17 and 23, the warrants were repurchased for $20.0. The $5.0 difference between the repurchase price and the carrying value at the date of repurchase, was recorded as an increase to deficit.

vi) In connection with the issuance of Class 1 Preferred Shares on August 16, 2007 and January 18, 2008, the Company issued to the holders of the Class 1 Preferred Shares warrants to acquire 21,830,508 and 732,693 common shares, respectively, of the Company. The warrants are immediately exercisable at $1.32 and have a five-year life. The relative fair value of each warrant on the date of issuance of $0.27 was determined on a relative fair value basis using a Black-Scholes option pricing model with the following assumptions: five year life, interest rate of 4.71 percent, volatility of 22.79 per cent and no dividends.

25.	SHARE CAPITAL

As at April 30, 2008 the Company’s authorized capital stock consists of an unlimited number of common shares, and an unlimited number of Class 1 Preferred Shares and Class 2 Preferred Shares. The holders of common shares are entitled to one vote per share and are entitled to dividends when and if declared by the Board of Directors. The terms of the Class 1 preferred shares are described further in Note 23 of these financial statements. The Company had not issued any Class 2 Preferred Shares at April 30, 2008.

As described in Note 23, in connection with the merger transaction, 5,359,893 common shares were issued as part of the settlement of the Series A Preferred shares, and 111,478,006 were issued in exchange for Series B Preferred shares. Immediately following the conversion of the Series B Preferred shares, 10,912,085 common shares were redeemed for cash.

Equity offerings and Share Purchase Loans

During fiscal 2008 the Company completed an equity offering to certain employees. The Company issued 1,481,739 common shares at USD $1.32 per share, for total consideration of $2.0, of which $0.7 was received in cash and $1.3 was covered by employee interest-free loans repayable to the Company over a maximum two-year period from the date of the offering.

The loans allowing eligible employees up to a maximum of 20,000 Canadian dollars to purchase common shares in the Company. Shares purchased using company loans are secured by the underlying shares, repayable by means of payroll deduction over a maximum two year period and non-interest bearing unless there is a default in payment, in which case the loan bears simple interest calculated at 10% per annum. In fiscal 2008, outstanding employee share purchase loans receivable, in the amount of $1.2 were recorded against shareholders’ deficiency. Minimal repayments were made against the loans during fiscal 2008, and so the entire balance of $1.2 was receivable at April 30, 2008.

Stock Option Plan

In March 2001, the Company’s shareholders approved the Mitel Networks Corporation Employee Stock Option Plan (the “2001 Stock Option Plan”) applicable to the Company’s employees, directors, consultants and suppliers and authorized 25,000,000 shares for issuance thereunder. The options are granted at no less than the fair market value of the common shares of the Company on the date of grant and may generally be exercised in equal portions during the years following the first, second, third and fourth anniversaries of the date of grant, and expire on the earlier of the fifth anniversary and termination of employment.

Effective September 7, 2006, shares subject to outstanding awards under the 2001 Stock Option Plan which lapse, expire or are forfeited or terminated will no longer become available for grants under this plan. Instead, new stock options and other equity grants will be made under the 2006 Equity Incentive Plan which was approved by the shareholders of Mitel and became effective on September 7, 2006. All existing options that have been previously granted under the 2001 Stock Option Plan will continue to be governed under that plan until exercised, termination or expiry.

The 2006 Equity Incentive Plan permits grants of stock options, deferred share units, restricted stock units, performance share units and other share-based awards. Under the new plan, options are generally granted for a fixed number of shares with an exercise price at least equal to the fair market value of the shares at the date of grant, and vest 25% each year over a four year period on the anniversary date of the grant. The Company’s Board of Directors has the discretion to amend general vesting provisions and the term of any option, subject to limits contained in the plan. The aggregate number of common shares that may be issued under the 2006 Equity Incentive Plan is 12% of the total number of common shares outstanding from time to time (calculated on an as-if-converted to common share basis less the issued options outstanding under the 2001 Stock Option Plan). Common shares subject to outstanding awards under this new plan which lapse, expire or are forfeited or terminated will, subject to plan limitations, again become available for grants under this plan.

The number of common shares available for grant under the 2006 Equity Incentive Plan at April 30, 2008 was 31,987,616 options (2007-2,028,666 under the 2001 Stock Option Plan).

Following is a summary of the Company’s stock option activity under both stock option plans and related information. The exercise price of stock options were in some cases based on prices in Canadian dollars translated at the year-end exchange rate.

	Fiscal 2006			Fiscal 2007
	Number of	Weighted Average	Aggregate Intrinsic	Number of	Weighted Average	Aggregate Intrinsic
	Shares	Exercise Price	Value	Shares	Exercise Price	Value

Outstanding options:
Balance, beginning of period:	18,456,249	$1.34	$—	20,668,538	$1.06	$—
Granted	5,227,233	0.90	—	6,123,177	1.13	—
Exercised	(58,174)	2.81	—	(45,624)	1.18
Forfeited	(879,766)	1.27	—	(1,356,657)	2.51	—
Expired	(2,077,004)	3.07	—	(2,944,849)	0.94	—

Balance, end of period:	20,668,538	$1.06	$—	22,444,585	$1.02	$—

Number of options exercisable	4,947,519	$1.48	$—	8,115,722	$1.04	$—

Weighted average fair value of options granted during the period using the Black-Scholes option pricing model		$0.14			$0.77

	Fiscal 2008
	Number of	Weighted Average	Aggregate Intrinsic
	Shares	Exercise Price	Value

Outstanding options:
Balance, beginning of period:	22,444,585	$1.02	$—
Granted	8,827,719	1.29	—
Exercised	(27,625)	1.03	—
Forfeited	(985,778)	1.22	—
Expired	(986,677)	1.88	—

Balance, end of period:	29,272,224	$1.07	$—

Number of options exercisable	12,418,597	$1.06	$—

Weighted average fair value of options granted during the period using the Black-Scholes option pricing model		$0.83

The aggregate intrinsic value of options exercised for fiscal 2006, fiscal 2007 and fiscal 2008 is $nil since the fair value of the options at the time of exercise was at least equal to the exercise price.

A summary of options outstanding is as follows:

	April 30, 2007
Total outstanding					Total exercisable
		Weighted-			Weighted-
		Average			Average
	Number of	Remaining	Aggregate	Number of	Remaining	Aggregate
Exercise Price	Shares	Contractual Life	Intrinsic Value	Shares	Contractual Life	Intrinsic Value

$0.90	15,699,201	2.6 years	$2,298,520	7,320,196	2.5 years	$1,071,750
$1.02	62,987	4.4 years	1,823	—	—	—
$1.05	227,633	3.9 years	418	58,532	3.9 years	4,205
$1.07	4,047,900	4.8 years	—	—	—	—
$1.12	546,305	4.9 years	—	—	—	0
$1.40	1,042,247	4.1 years	—	—	—	0
$1.81	141,562	1.6 years	—	108,494	1.6 years	0
$2.48	676,750	0.6 years	—	628,500	0.6 years	0

	22,444,585		$2,300,761	8,115,722		$1,075,955

	April 30, 2008
Total outstanding					Total exercisable
		Weighted-			Weighted-
		Average			Average
	Number of	Remaining	Aggregate	Number of	Remaining	Aggregate
Exercise Price	Shares	Contractual Life	Intrinsic Value	Shares	Contractual Life	Intrinsic Value

$0.99	15,136,083	1.6 years	$142,430	10,722,777	1.5 years	$100,902
$1.12	62,987	3.4 years	—	15,746	3.4 years	—
$1.15	813,454	4.0 years	—	88,566	2.9 years	—
$1.17	3,901,000	3.8 years	—	979,562	3.8 years	—
$1.23	388,055	3.9 years	—	97,575	3.91 years	—
$1.27	2,806,898	4.8 years	—	—	—	—
$1.30	63,500	4.9 years	—	—	—	—
$1.33	4,793,500	4.6 years	—	—	—	—
$1.54	992,497	3.1 years	—	250,121	3.1 years	—
$1.98	125,250	0.6 years	—	125,250	0.6 years	—
$2.72	189,000	0.3 years	—	139,000	0.3 years	—

	29,272,224		$142,430	12,418,597		$100,902

The aggregate intrinsic value of outstanding and exercisable stock options represents the amount by which the fair value of the common shares exceeds the exercise price of in-the-money options. The amount is based on the fair value of the shares at April 30, 2008, which is assumed to be the price that would have been received by the option holders had all stock option holders exercised and sold their options on April 30, 2008.

Earnings (loss) per share
The following table sets forth the computation of basic and diluted loss per share:

	2006	2007	2008

Net income (loss), as reported	$(44.6)	$(35.0)	$13.2
Accreted interest on redeemable shares	(6.9)	(7.3)	(26.5)
Deemed dividend relating to amortization of beneficial conversion feature on Series A preferred shares	—	—	(1.4)
Gain on redemption of redeemable common shares	—	—	6.0
Charges to deficit on conversion of redeemable preferred shares	—	—	(74.2)

Net loss available to common shareholders	$(51.5)	$(42.3)	$(82.9)

Weighted average number of common shares outstanding during the period	117,230,198	117,336,927	186,135,401

Loss per common share — basic and diluted	$(0.44)	$(0.36)	$(0.44)

As a result of the net losses for each of the following periods, the following potentially dilutive securities have not been included in the calculation of diluted loss per common share, because to do so would have been anti-dilutive:

(number of shares)	2006	2007	2008

Stock options	1,624,155	3,588,891	382,285
Warrants	37,695,141	43,527,960	37,501,376
Convertible, redeemable preferred shares	87,789,300	87,789,300	241,701,026

	127,108,596	134,906,151	279,584,687

Options that are anti-dilutive because the exercise price is greater than the average market price of the common shares, are not included in the computation of diluted earnings per share. For fiscal 2008, 28,889,939 stock options were excluded from the above table because they were anti-dilutive (2006 — 19,044,383; 2007 — 18,855,694). Additionally, warrants to acquire 16,500,000 common shares (2006 — 16,500,000; 2007 — 16,500,000), which could potentially dilute basic earnings per share in the future, were also excluded from the above table since they are contingently issuable and since the conditions for issuance had not been met by the end of the period.

Stock-based Compensation

During fiscal 2008, the Company granted stock options to acquire 91,590 common shares (2006 — 132,000; 2007 — 300,000) at an exercise price at least equal to the market price of the common shares on the date of grant to consultants and advisory directors, as well as employees who, subsequent to the options grants, became former employees of the Company as a result of restructuring activities. The fair market value of these stock options was determined using a Black-Scholes model based on the fair value of the common shares at the vesting date and, for the unvested shares, as of April 30, 2008. The following assumptions were used: five-year life, interest rate of 4.57 percent, volatility of 76 percent and no dividends.

Performance-Based Stock Options

On July 27, 2005, the shareholders of Mitel approved 2,810,000 performance-based stock option awards to selected key employees to acquire 2,810,000 common shares. The options were to vest contingent upon the achievement of certain targets, as measured on April 30, 2006, in accordance with the normal four-year vesting term. At the time of the grant, the options were considered variable plan awards as defined by APB 25 and so were subject to remeasurement for changes in the market price of the underlying stock at the end of each reporting period until the measurement date. The measurement date was defined to be April 30, 2006, since it was determined that the objectives had not been met as of that date. The options were formally cancelled in fiscal 2007 and the expense amount recorded for the year ended April 30, 2007 was $nil. The Company did not grant any performance-based awards in fiscal 2008.

Deferred Share Unit Plans

In December 2004, Mitel granted deferred share units (DSUs) to certain executive members of the Company. The number of DSUs that may be awarded to each participant is equal to 15% of the participant’s annual salary less the maximum amount of the participant’s eligible retirement savings plans contributions in that particular taxable year. Since the participant will receive a lump sum payment in cash upon termination of employment, the award must be classified as a liability and remeasured to reflect changes in the market price of the common shares until settlement. For the year ended April 30, 2008 there were 434,827 DSUs awarded to executives with a fair value of $0.4 recorded as a liability (2007 — 390,358 DSUs and $0.5 recorded as a liability). The compensation expense recorded in fiscal 2008 to reflect a change in common share fair value was negligible (2006 — $0.3; 2007 — $0.2).

26.	OTHER INCOME (EXPENSE), NET

	2006	2007	2008

Foreign exchange gains (losses), net	$(0.6)	$(0.3)	$0.6
Interest income	0.7	0.3	0.8
Amortization of gain on sale of assets	0.3	0.6	0.6
Other expenses	—	—	(0.4)

	$0.4	$0.6	$1.6

27.	INCOME TAXES

Details of income taxes are as follows:

	2006	2007	2008

Income (loss) before income taxes:
Canadian	$(35.0)	$(24.1)	$28.8
Foreign	(11.5)	(9.1)	(27.9)

	$(46.5)	$(33.2)	$0.9

Income tax (expense) recovery:
Current:
Canadian	$1.2	$—	$—
Foreign	(2.1)	0.2	0.9

	(0.9)	0.2	0.9
Deferred:
Canadian	$—	$—	$—
Foreign	2.8	(2.0)	11.4

	$1.9	$(1.8)	$12.3

The income tax (expense) recovery reported differs from the amount computed by applying the Canadian rates to the loss before income taxes. The reasons for these differences and their tax effects are as follows:

	2006	2007	2008

Expected tax rate	36.0%	36.0%	35.3%

Expected tax benefit (expense)	$16.7	$12.0	$(0.3)
Foreign tax rate differences	(7.4)	(5.2)	1.8
Tax effect of temporary differences and losses not recognized	(1.6)	(6.4)	(9.8)
Use of losses not previously recognized	2.4	—	5.7
Recognize (write-off) deferred tax asset	2.8	(2.0)	—
Permanent differences	(12.4)	(2.4)	14.9
Tax refunds and other adjustments related to prior years	1.4	2.2	—

Income tax (expense) recovery	$1.9	$(1.8)	$12.3

The tax effect of components of the deferred tax assets and liabilities are as follows:

	April 30,	April 30,	April 30,
	2006	2007	2008

Assets:
Net operating loss and credit carryforwards	$55.5	$67.7	$100.5
Allowance for doubtful accounts	3.0	0.6	0.9
Inventory	(0.5)	0.6	0.5
Restructuring and other accrued liabilities	5.1	11.0	15.9
Pension	2.7	3.2	2.1
Revenue recognition	0.0	0.0	5.4
Lease obligations and long-term debt	1.3	1.0	2.6
Property and equipment	6.8	6.7	4.7
Intangible and other assets	10.4	6.8	16.7

Total deferred tax assets	84.3	97.6	149.3

Lease obligations	—	—	(56.2)
Acquisition intangibles	—	—	(68.1)
Long term debt	—	—	—

Deferred tax liabilities	—	—	(124.3)

Total gross deferred tax assets net of total deferred tax liabilities	84.3	97.6	25.0
Valuation allowance	(81.5)	(97.6)	(121.9)

Total deferred tax assets (liabilities)	$2.8	$—	$(96.9)

The valuation allowance mainly relates to deferred tax assets of certain consolidated subsidiaries with operating loss carryforwards and tax credit carry-forwards for tax purposes that are not more likely than not to be realized. The net change in the total valuation allowance included an increase of $16.1 in the fiscal year ended April 30, 2007 and $24.3 for the fiscal year ended April 30, 2008. The increase in valuation allowance during each fiscal year resulted from continued losses recorded by certain subsidiaries and by increased tax credits that have been generated but not utilized.
The Company and its subsidiaries had the following tax loss carry forwards and tax credits:

	April 30, 2007		April 30, 2008
Year of	Tax	Tax	Tax	Tax
Expiry	Losses	Credits	Losses	Credits

2008	$—	$—	$—	$—
2009	—	—	—	—
2010	31.9	—	28.0	—
2011	55.6	—	56.8	—
2012	43.9	—	43.9	—
2013-2023	107.1	33.1	112.6	46.8
Indefinite	54.5	—	101.6	0.8

Total	$293.0	$33.1	$342.9	$47.6

These tax loss carry forwards relate to operations in Canada, the US, Italy, Hong Kong and Barbados. As a result of acquisitions there are restrictions on the use of certain of these losses to offset taxable income in future periods.

Tax credit carryforwards relate to the Canadian and US operations amounting to $44.8 and $2.8 respectively. These credits consist of $44.8 in investment tax credits, $2.0 in research and development credits and $0.8 in alternative minimum tax credits that can be used to offset future Federal income taxes payable.

The Company does not expect the unremitted earnings of its subsidiaries will be subject to income tax or withholding taxes as it plans to reinvest the earnings of its subsidiaries indefinitely. Accordingly, no provision has been made for potential income tax or withholding taxes on repatriation of subsidiary earnings.

The Company operates in multiple jurisdictions throughout the world and its returns are subject to ongoing examinations by certain taxing authorities in which it operates. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provisions for income taxes. The Company believes that it has adequately provided for tax adjustments that are probable as a result of any ongoing or future examination.

28.	PENSION PLANS

The Company and its subsidiaries maintain defined contribution pension plans that cover substantially all employees. In addition, the Company’s U.K. subsidiary maintains a defined benefit pension plan. The Company matches the contributions of participating employees to the defined contribution pension plans on the basis of the percentages specified in each plan. The costs of the defined contribution pension plans are expensed as incurred. The defined benefit plan provides pension benefits based on length of service and final average earnings. The pension costs of the defined benefit pension plan are actuarially determined using the projected benefits method pro-rated on services and management’s best estimate of the effect of future events. Pension plan assets are valued at fair value.

In June 2001, the defined benefit pension plan was closed to new employees and a defined contribution option was introduced to members of the defined benefit pension plan. Members were given the choice to continue in the defined benefit plan or transfer their assets to the defined contribution plan.

In fiscal 2008, a change in valuation assumptions, in particular changes in discount rates and increases in expected mortality rates, produced an unfavorable impact on the Company’s defined benefit pension plan assets and obligations for the year ended April 30, 2008. The pension liability increased from £87.0 to £100.2 as a result of these changes in assumptions. After the effects of foreign currency translation of British Pounds to US dollars, the overall pension liability increased by $24.9 to $198.8 (2007 — increase of $9.7 to $173.9).

United Kingdom Defined Benefit Pension Plan

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statement No. 87, 88, 106 and 132(R), (“SFAS 158”). SFAS 158 requires companies to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income to report the funded status of defined benefit pension and other postretirement benefit plans. The standard also requires companies to measure plan assets and obligations at their year-end balance sheet date. The Company is required to initially recognize the funded status of its defined benefit pension plans and to provide the required disclosures as of April 30, 2007. The requirement to measure plan assets and benefit obligations as of the year-end date is not required until April 30, 2009, the Company chose to early adopt in fiscal 2007 and has measured its assets and liabilities at April 30 rather than March 31.

The effect of the initial adoption of SFAS 158 was as follows:

	April 30, 2007	SFAS 158	April 30, 2007
	Pre-SFAS 158	Adjustments	Post-SFAS 158

Pension liability	$25.4	$25.1	$50.5
Accumulated deficit	$(397.8)	$(0.4)	$(398.2)
Accumulated other comprehensive loss	$(31.9)	$(24.7)	$(56.6)
The minimum pension liability adjustment included in other comprehensive loss for the year ended April 30, 2007 was $16.6.
The estimated portion of net gain or loss, net prior service cost, and transition obligation remaining in other comprehensive loss that is expected to be recognized as a component of net periodic benefit cost over the next fiscal year is £1.5 or $3.0. The net loss recognized in other comprehensive loss in fiscal 2008 is £13.5 or $27.8.

The actuarial present value of the accrued pension benefits and the net assets available to provide for these benefits, at market value, were as follows:

	April 30,	April 30,
	2007	2008

Change in accrued pension benefits:
Benefit obligation at beginning of period	$164.1	$173.9
Service cost	1.5	1.0
Interest cost	8.6	9.7
Plan participants’ contributions	1.0	0.8
Actuarial (gain) loss	(15.5)	17.1
Benefits paid	(1.9)	(2.0)
Adjustment for change in measurement date	0.4	—
Foreign exchange	15.7	(1.7)

Benefit obligation at end of period	173.9	198.8

Change in plan assets:
Fair value of plan assets at beginning of period	104.2	123.4
Actual return on plan assets	6.2	(1.8)
Employer contributions	3.2	3.0
Employee contributions	1.0	0.8
Benefits paid	(1.9)	(2.0)
Foreign exchange	10.7	(1.0)

Fair value of plan assets at end of period	123.4	122.4

The following table provides information with respect to the Company’s Projected Benefit Obligation and Accumulated Benefit Obligation, both of which are in excess of plan assets:

	April 30,	April 30,	April 30,
	2006	2007	2008

Projected benefit obligation	$164.1	$173.9	198.8
Accumulated benefit obligation	144.3	148.8	175.5
Fair value of plan assets	104.2	123.4	122.4
The Company’s net periodic benefit cost was as follows:

	2006	2007	2008

Current service cost — defined contribution	$1.5	$1.5	$1.7
Current service cost — defined benefit	1.1	1.5	1.0
Interest cost	6.2	8.6	9.7
Expected return on plan assets	(6.1)	(8.0)	(9.7)
Recognized actuarial loss	1.1	2.1	1.4

Net periodic benefit cost	$3.8	$5.7	$4.1

The following assumptions were used to determine the periodic pension expense:

	April 30,	April 30,	April 30,
	2006	2007	2008

Discount rate	5.0%	5.0%	5.5%
Compensation increase rate	2.75%	2.75%	3.00%
Investment returns assumption	7.25%	7.25%	7.75%
Inflation rate	2.75%	2.75%	3.00%
Average remaining service life of employees	21 years	20 years	18 years

The following assumptions were used to determine the net present value of the accrued pension benefits

	April 30,	April 30,	April 30,
	2006	2007	2008

Discount rate	5.0%	5.5%	5.80%
Compensation increase rate	2.75%	3.00%	3.50%
Inflation rate	2.75%	3.00%	3.50%
Average remaining service life of employees	21 years	20 years	18 years
Estimated Future Benefit Payments
The table below reflects the total pension benefits expected to be paid in future years.

Benefit
Payments

2009	$1.6
2010	1.6
2011	1.7
2012	1.7
2013	1.8
2014-2018	10.0
Contributions
The Company expects contributions of $4.0 to its pension plan in 2009.
Plan Assets
The Company’s target allocation and actual pension plan asset allocation by asset category as of April 30, 2007 and April 30, 2008 are as follows:

	2007	2008	2008
	Actual	Actual	Target

Equities	81%	80%	80%
Bonds	19%	19%	20%
Cash	—	1%	—
The investment objectives of the pension portfolio of assets (“the Fund”) are designed to generate returns that will enable the Fund to meet its future obligations. The performance benchmark for the investment managers is to earn in excess of the index return in those asset categories, which are actively managed. In setting the overall expected rate of return, the various percentages of assets held in each asset class together with the investment return expected from that class are taken into account. For cash and bonds, the rate used is that derived from an appropriate index at the valuation date. For equities, a model is used which combines price inflation, dividend yield and an allowance for gross domestic product growth.

29.	FINANCIAL INSTRUMENTS

Fair value

The Company’s financial instruments include cash and cash equivalents, restricted cash, bank indebtedness, accounts receivable, long-term receivables, accounts payable, amounts due to (from) related parties, net investment in sales-leases, long-term debt including convertible notes, derivative instruments, foreign exchange forward contracts and foreign exchange swaps. Due to the short-term maturity of cash and cash equivalents, restricted cash, accounts receivable, bank indebtedness, amounts due to and due from related parties, and accounts payable, the carrying value of these instruments is a reasonable estimate of their fair value. Foreign exchange contracts are carried at fair value and amounted to $0.1 classified as accounts payable and accrued liabilities and $0.3 classified as other current assets at April 30, 2008 (April 30, 2007 — $0.1 classified as accounts payable and accrued liabilities and $0.2 classified as other current assets). The fair value of the foreign exchange contracts reflects the estimated amount that the Company would have been required to pay if forced to settle all outstanding contracts at year-end. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company’s future earnings or cash flows. The fair value of long-term receivables and long-term debt was determined by discounting future cash receipts and future payments of interest and principal, at estimated interest rates that would be available to the Company at year-end. The fair value of financial instruments approximate their carrying value, with the exception of convertible notes. The carrying value of the convertible notes was determined based on the allocation of gross proceeds received between the notes and the warrants based on their relative estimated fair values. The fair value of derivative instruments is determined by management and reflects the present value of the obligation and the likelihood of contingent events occurring.
The following table summarizes the financial assets and liabilities for which fair values differed from the carrying amount and fair values recorded for derivative financial instruments in accordance with FAS 133:

	April 30, 2007		April 30, 2008
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Interest rate swap	$—	$—	$6.1	$6.1
Net investment in sales-leases	$—	$—	$57.6	$57.6
Convertible notes	$50.2	$55.2	$—	$—
Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, other receivables and sales-lease receivables. Cash and cash equivalents are invested in government and commercial paper with investment grade credit rating. The Company is exposed to normal credit risk from customers. However, the Company has a large number of diverse customers to minimize concentrations of credit risk.

Interest rate risk

The Company is exposed to interest rate risk on its credit facilities which bear interest rates based on the prime rate, and is also exposed to risk on its long-term debt which bears interest based on the London Inter-Bank Offer Rate or “LIBOR”.

In September 2005, the Company entered into a derivative contract to limit the impact of changes in LIBOR on interest expense related to the convertible notes for the period commencing November 1, 2005 and ending November 1, 2007. This derivative contract effectively provided a cap on LIBOR of 5.27% and a floor on LIBOR of 4.00%.

On August 27, 2007, in connection with the debt financing described in Note 17, the Company entered into an interest rate swap agreement which effectively swaps the LIBOR rate for a fixed rate of 4.85% on a notional amount of $215 million for the period from October 31, 2007 to October 31, 2009. The agreement was designated a cash flow hedge in accordance with SFAS 133 since the relevant terms of the interest rate swap agreements matched the corresponding terms of the liens. Accordingly, the effective portion of the derivative’s gain or loss has been recorded in other comprehensive income and will subsequently be recognized in earnings when the hedging relationship is terminated or when the hedge is no longer considered to be effective.

The Company is not exposed to other significant interest rate risk due to the short-term maturity of its monetary assets and current liabilities.

Foreign currency risk

The Company is exposed to currency rate fluctuations related primarily to its future net cash flows from operations in Canadian dollars, British pounds and Euros. The Company uses foreign currency forward contracts and foreign currency swaps to minimize the short-term impact of currency fluctuations on foreign currency receivables, payables and intercompany balances. These contracts are not entered into for speculative purposes, and are not treated as hedges for accounting purposes. Foreign currency contracts are recorded at fair market value. Related foreign currency gains and losses are recorded in other expense, net, in the consolidated statements of operations and offset foreign exchange gains or losses from the revaluation of intercompany balances and other current assets and liabilities denominated in currencies other than the functional currency of the reporting entity.

The foreign exchange contracts outstanding at April 30, 2008 are due to mature in May 2008. As of April 30, 2008, other income (expense), net included a net unrealized gain of $0.2 (2006 — $3.7; 2007 — $3.8) for changes in the fair value of foreign exchange contracts. As at April 30, 2008, the Company had outstanding foreign exchange contracts requiring it (i) to exchange British Pounds for US dollars with aggregate notional amounts of $16.5 (2007 —$12.8), (ii) to exchange US dollars for Canadian dollars with a notional amount of $2.9 (2007 — $9.0), and (iii) to exchange Euro dollars for US dollars with aggregate notional amounts of $8.7 (2007 — $9.9).

Non-derivative and off-balance sheet instruments

Requests for providing commitments to extend credit and financial guarantees are reviewed and approved by senior management. Management regularly reviews all outstanding commitments, letters of credit and financial guarantees, and the results of these reviews are considered in assessing the adequacy of the Company’s reserve for possible credit and guarantee losses. As of April 30, 2007 and April 30, 2008, there were no outstanding commitments to extend credit to third parties or financial guarantees outstanding other than letters of credit. Letters of credit amounted to $0.6 as of April 30, 2008 (April 30, 2007 — $1.2). The estimated fair value of letters of credit, which is equal to the fees paid to obtain the obligations, was insignificant as of April 30, 2007 and April 30, 2008.

30.	SUPPLEMENTARY CASH FLOW INFORMATION

	2006	2007	2008

Change in non-cash operating assets and liabilities:
Accounts receivable	$(12.4)	$1.6	$4.4
Other current assets	5.1	(5.1)	10.1
Inventories	(8.0)	1.0	(13.4)
Accounts payable and accrued liabilities	8.7	12.9	(55.2)
Deferred revenue and other liabilities	(4.8)	(5.5)	7.8
Change in pension liability	(1.7)	1.0	(1.9)
Due to related parties	9.5	(1.8)	(8.9)
Income and other taxes payable/receivable	0.5	(1.5)	1.1

	$(3.1)	$2.6	$(56.0)

Interest payments	$1.8	$—	$28.0

Income tax payments	$3.5	$—	$2.3

Disclosure of non-cash activities during the period:
Adjustment to minimum pension liability	$(15.0)	$16.6	$—
SFAS 158 pension adjustment	$—	$25.1	$27.8
Warrants issued in connection with financing	$—	$—	$6.0
Accretion of interest on redeemable common and preferred shares	$6.9	$7.3	$26.5
Charges to accumulated deficit relating to merger financing transactions	$—	$—	$74.6
Conversion of Series B Preferred Shares to common shares, net of partial redemption	$—	$—	$(38.1)
Conversion of Series A Preferred Shares to common shares	$—	$—	$(5.4)
Common shares issued in exchange for employee loans	$—	$—	$(1.2)